As filed with the Securities and Exchange Commission on December 11, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANNER CORPORATION

(Exact name of registrant as specified in its charter)

Washington	6021	91-1691604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 South First Avenue

Walla Walla, Washington 99362

(509) 527-3636

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Albert H. Marshall

Senior Vice President and Secretary

Banner Corporation

10 South First Avenue

Walla Walla, WA 99362

(509) 527-3636

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Pamela L. Marcogliese	Paul D. Tropp
Cleary Gottlieb Steen & Hamilton LLP	Freshfields Bruckhaus Deringer US LLP
One Liberty Plaza	601 Lexington Avenue, 31st Floor
New York, New York 10006	New York, NY 10022
(212) 225-2000	(212) 277-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered (1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$100,000,000	$10,070

(1)	Includes shares that the underwriters have an option to purchase from .
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 11, 2015

Prospectus

             Shares

Banner Corporation

Common Stock

The selling stockholders identified in “Principal and Selling Stockholders” (the “Selling Stockholders”) are offering                  shares of our common stock. The Selling Stockholders will receive all of the net proceeds from the sale of these shares, and we will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. We will bear the costs associated with this offering, other than underwriting discounts and commissions and transfer taxes. The Selling Stockholders will bear any underwriting commissions and discounts and transfer taxes and any expenses required by applicable law attributable to their sale of our common stock.

Our common stock is listed on The NASDAQ Stock Market (“NASDAQ”) under the symbol “BANR.” The last reported closing sale price of our common stock on NASDAQ on December 9, 2015 was $48.44 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 23 to read about certain factors you should consider before buying our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$

(1)	See “Underwriting” for additional information regarding underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional             shares from             , at the public offering price, less the underwriting discount and commissions, for 30 days following the date of this prospectus.

Delivery of the shares of common stock will be made on or about                     .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.	Keefe, Bruyette & Woods, Inc. A Stifel Company

Prospectus dated                     , 2015

We have not, the Selling Stockholders have not, and the underwriters have not, authorized anyone to give you any information other than that contained in or incorporated by reference into this prospectus, and we take no responsibility for any other information that others may give you. We are not, the Selling Stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

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PROSPECTUS SUMMARY

The following is a summary of selected information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that you should consider before deciding to purchase shares of our common stock. You should read this entire prospectus carefully, particularly the section entitled “Risk Factors,” as well as the other information included or incorporated by reference herein, before making an investment decision to purchase our common stock. Unless indicated otherwise, or the context otherwise requires, references in this prospectus to “Banner,” “the Company,” “we,” “us,” and “our” are to Banner Corporation together with its subsidiaries. Unless indicated otherwise, or the context otherwise requires, references in this prospectus to the “common stock” of Banner are to Banner Corporation’s voting common stock. References in this prospectus to items “at September 30, 2015 on a pro forma basis” represent unaudited pro forma combined condensed consolidated financial information for Banner and Starbuck as of September 30, 2015, giving effect to our acquisition of Starbuck Bancshares, Inc. that was consummated as of the close of business on October 1, 2015.

Our Company

We are a bank holding company incorporated in the State of Washington. We are primarily engaged in the business of planning, directing and coordinating the business activities of our wholly-owned subsidiaries, Banner Bank and Islanders Bank. Banner Bank, founded in 1890, is a Washington-chartered commercial bank that conducts business from its main office in Walla Walla, Washington and, as of September 30, 2015, its 102 branch offices and nine loan production offices located in Washington, Oregon and Idaho. Islanders Bank is also a Washington-chartered commercial bank that conducts business from three locations in San Juan County, Washington. Banner Corporation is subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Banner Bank and Islanders Bank are subject to regulation by the Washington State Department of Financial Institutions, Division of Banks (the “DFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). In March 2015, we acquired Siuslaw Financial Group (“Siuslaw”), the holding company of Siuslaw Bank, an Oregon state chartered commercial bank headquartered in Florence, Oregon, with ten branches serving multiple locations in Lane County including Eugene, Oregon. By the terms of that acquisition, Siuslaw Bank merged with and into Banner Bank. As of September 30, 2015, we had total consolidated assets of $5.3 billion, total loans of $4.4 billion, total deposits of $4.4 billion and total stockholders’ equity of $671 million.

As of the close of business on October 1, 2015, we completed our acquisition (the “Merger”) of Starbuck Bancshares, Inc. (“Starbuck”) and its subsidiary, AmericanWest Bank (“AmericanWest”), a Washington state chartered commercial bank headquartered in Spokane, Washington with 98 branches serving markets in Washington, Oregon, Idaho, California and Utah. Previously, in February 2015, Starbuck completed its acquisition of Greater Sacramento Bancorp (“GSB”), through which GSB merged with and into Starbuck and Bank of Sacramento, GSB’s wholly-owned bank subsidiary, merged with and into AmericanWest. On the Merger closing date, Starbuck merged with and into a wholly-owned subsidiary of Banner and AmericanWest merged with and into Banner Bank. As a result of these transactions, Banner Bank and Islanders Bank continue to be our only bank subsidiaries (collectively, the “Banks”). Pursuant to the Merger, the equity holders of SKBHC Holdings LLC (“SKBHC”), the parent holding company of Starbuck, received an aggregate of $130.0 million in cash and 13.23 million shares of Banner common stock and non-voting common stock. At September 30, 2015 on a pro forma basis, we had approximately $9.9 billion in total consolidated assets, $7.4 billion in total loans, $8.0 billion in total deposits, $1.3 billion in total stockholders’ equity and 203 branches.

Since becoming a public company in 1995, we have invested significantly in expanding our branch and distribution systems with a primary emphasis on strengthening our market presence in the Pacific Northwest United States. Those markets traditionally have included the four largest metropolitan areas in the Pacific Northwest: the Puget Sound region of Washington, the greater Portland market of Oregon, Boise in Idaho and the

Spokane market of Washington. In addition, our markets include our historical base in the agricultural communities in the Columbia Basin region of Washington and Oregon. The acquisition of AmericanWest strengthened our market presence in the Northwest and expanded our operations into what we believe are attractive growth markets in California and Utah. These new markets include the greater San Diego and Sacramento, California and Salt Lake City, Utah metropolitan areas. Our aggressive franchise expansion strategy since becoming a public company has included ten acquisitions, including the Merger, as well as the opening or acquisition of 35 branches.

Our Business

Banner Bank is a regional bank that offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Islanders Bank is a community bank that offers similar banking services to individuals, businesses and public entities located in the San Juan Islands. The Banks’ primary business is that of traditional banking institutions, accepting deposits and originating loans in locations surrounding their offices in portions of Washington, Oregon, Idaho, California and Utah. Banner Bank is also an active participant in the secondary loan market, engaging in mortgage banking operations largely through the origination and sale of one- to four-family residential and multifamily real estate loans. Lending activities include commercial business and commercial and multifamily real estate loans, agriculture business loans, construction and land development loans, one- to four-family residential loans and consumer loans.

Lending Activities

All of our lending activities are conducted through Banner Bank, its subsidiary, Community Financial Corporation, a residential construction lender located in Portland, Oregon, and Islanders Bank. We offer a wide range of loan products to meet the demands of our customers and our loan portfolio is diversified by product type, borrower and geographic location within our market area. Our lending activities are primarily focused on the origination of real estate and commercial loans. We originate loans for our own loan portfolio and for sale in the secondary market. Management’s strategy has been to maintain a well-diversified portfolio with a significant percentage of assets in the loan portfolio having more frequent interest rate repricing terms or shorter maturities than traditional long-term fixed-rate mortgage loans. As part of this effort, we have developed a variety of floating or adjustable interest rate products that correlate more closely with our cost of interest bearing funds, particularly loans for commercial business and real estate, agricultural business, and construction and development purposes. However, in response to customer demand, we continue to originate fixed-rate loans, including fixed interest rate mortgage loans with terms of up to 30 years. The relative amount of fixed-rate loans and adjustable-rate loans that can be originated at any time is largely determined by the demand for each in a competitive environment.

Commercial Business Lending: We are active in small- to medium-sized business lending and are engaged in agricultural lending primarily by providing crop production loans. Our commercial bankers are focused on local markets and devote significant effort to developing customer relationships and providing these types of borrowers with a full array of products and services delivered in a thorough and responsive manner, including related treasury management and deposit services, which defines our super community bank model that we consider a competitive strength for our company. While also strengthening our commitment to small business lending, in recent years we have added experienced officers and staff focused on corporate lending opportunities for middle market borrowers with credit needs generally between $3 million and $15 million. In addition to providing earning assets, commercial business lending has helped us increase our deposit base. In recent years, our commercial business lending has included participation in certain national syndicated loans, including shared national credits. We also originate business loans with smaller balances principally through our retail branch network, using our “Quick Step” business loan program, which is closely aligned with our consumer lending operations and relies on centralized underwriting procedures. At December 31, 2014, commercial business loans were $724 million, or 19% of our total loan portfolio. At September 30, 2015 on a pro forma basis, commercial business loans were $1.20 billion, or 16% of our total loan portfolio.

Agricultural Lending: Agriculture is a major industry in many parts of our service areas. We make agricultural loans to borrowers with a strong capital base, sufficient management depth, proven ability to operate through agricultural cycles, reliable cash flows and adequate financial reporting. Payments on agricultural loans depend, to a large degree, on the results of operations of the related farm entity. The repayment is also subject to other economic and weather conditions as well as market prices for agricultural products, which can be highly volatile. At December 31, 2014, agricultural loans were $238 million, or 6% of our total loan portfolio. At September 30, 2015 on a pro forma basis, agricultural loans were $388 million, or 5% of our total loan portfolio.

Commercial and Multifamily Real Estate Lending: We originate loans secured by commercial and multifamily real estate including, as noted below, loans for construction of multifamily and commercial real estate projects. Commercial real estate loans are made for both owner-occupied and investor properties. Commercial and multifamily real estate lending affords us an opportunity to receive interest at rates higher than those generally available from one- to four-family residential lending. However, loans secured by commercial and multifamily properties are larger, more difficult to evaluate and monitor and, therefore, potentially riskier than one- to four-family residential mortgage loans. However, our underwriting guidelines for commercial and multifamily real estate loans require an appraisal from a qualified independent appraiser and an economic analysis of each property with respect to the projected annual revenue and expenses, debt service coverage and fair value to determine the maximum loan amount. In the approval process, we assess the borrowers’ willingness and ability to manage the property and repay the loan and the adequacy of the collateral in relation to the loan amount. Following our acquisition of AmericanWest, we now also originate and sell multifamily real estate loans on a servicing-released basis through a dedicated team of loan officers and underwriters.

We originate both fixed- and adjustable-rate commercial and multifamily real estate loans, generally with intermediate terms of five to ten years. The interest rate for a significant portion of our commercial and multifamily real estate loans are linked to various FHLB advance rates, certain prime rates or other market rate indices. Our commercial real estate portfolio consists of loans on a variety of property types with no large concentrations by property type, location or borrower. At December 31, 2014, commercial and multifamily real estate loans were $1.57 billion, or 41% of our total loan portfolio, with multifamily real estate loans constituting $168 million of that portfolio. At September 30, 2015 on a pro forma basis, commercial and multifamily real estate loans were $3.63 billion or 50% of our total loan portfolio, with multifamily real estate loans constituting $631 million of that portfolio.

Construction and Land Lending: Historically, we have invested a significant portion of our loan portfolio in residential construction and land loans to professional home builders and developers. However, we have reduced the significance of these loans from approximately one third of our loan portfolio in 2009 to approximately 8% of our loan portfolio as of September 30, 2015 on a pro forma basis. We regularly monitor our construction and land loan portfolios and the economic conditions and housing inventory in each of our markets and increase or decrease this type of lending as we observe changes in market conditions. To a lesser extent, we also originate construction loans for commercial and multifamily real estate. Although well-diversified with respect to sub-markets, price ranges and borrowers, our construction, land and land development loans have historically been significantly concentrated in the greater Puget Sound region of Washington State and the Portland, Oregon market area. As a result of the Merger and our expansion into the greater San Diego and Sacramento, California and Salt Lake City, Utah metropolitan areas, we have the opportunity to further diversify our loan portfolio. At December 31, 2014, construction and land loans were $411 million, or 11% of our total loan portfolio. At September 30, 2015 on a pro forma basis, construction and land loans were $558 million, or 8% of our total loan portfolio.

One- to Four-Family Residential Real Estate Lending: At both Banks, we originate loans secured by first mortgages on one- to four-family residences in the communities in the western United States where we have offices. Through our mortgage banking activities, we sell residential loans on either a servicing-retained or servicing-released basis. In recent years, we have generally sold a significant portion of our conventional residential mortgage originations and nearly all of our government insured loans in the secondary market. At December 31, 2014, one- to four-family residential real estate loans were $540 million, or 14% of our total loan portfolio. At September 30, 2015 on a pro forma basis, one- to four-family residential real estate loans were $939 million, or 13% of our total loan portfolio.

Consumer and Other Lending: We originate a variety of consumer loans, including home equity lines of credit, automobile, boat and recreational vehicle loans and loans secured by deposit accounts. While consumer lending has traditionally been a small part of our business, with loans made primarily to accommodate our existing customer base, it has received consistent emphasis in recent years. Part of this emphasis includes a Banner Bank-owned credit card program. Similar to other consumer loan programs, we focus this credit card program on our existing customer base to add to the depth of our customer relationships. In addition to earning balances, credit card accounts produce non-interest revenues through interchange fees and other activity-based revenues. Our underwriting of consumer loans is focused on the borrower’s credit history and ability to repay the debt as evidenced by documented sources of income. At December 31, 2014, consumer loans were $349 million, or 9% of our total loan portfolio. At September 30, 2015 on a pro forma basis, consumer loans were $639 million, or 9% of our total loan portfolio.

Loan Originations, Sales and Purchases

While we originate a variety of loans, our ability to originate each type of loan is dependent upon the relative customer demand and competition in each market we serve.

We sell many of our newly originated one- to four-family residential mortgage loans to secondary market purchasers as part of our interest rate risk and liquidity management strategy. Sales of loans generally are beneficial to us because these sales may generate income at the time of sale, provide funds for additional lending and other investments, increase liquidity or reduce interest rate risk. We sell loans on both a servicing-retained and a servicing-released basis. All loans are sold without recourse. The decision to hold or sell loans is based on asset liability management, strategies and market conditions.

We periodically purchase whole loans and loan participation interests or participate in syndicates originating new loans, including shared national credits, primarily during periods of reduced loan demand in our primary market area and at times to support our Community Reinvestment Act lending activities. Any such purchases or loan participations are made consistent with our underwriting standards; however, the loans may be located outside of our normal lending area.

Loan Servicing

We receive fees from a variety of institutional owners in return for performing the traditional services of collecting individual payments and managing portfolios of sold loans. Loan servicing includes processing payments, accounting for loan funds and collecting and paying real estate taxes, hazard insurance and other loan-related items such as private mortgage insurance. In addition to earning fee income, we retain certain amounts in escrow for the benefit of the lender for which we incur no interest expense but are able to invest the funds into earning assets.

Investment Activities

Under Washington state law, banks are permitted to invest in various types of marketable securities. Authorized securities include but are not limited to Treasury obligations, securities of various federal agencies (including government-sponsored enterprises (“GSEs”)), mortgage-backed and asset-backed securities, certain certificates of deposit of insured banks and savings institutions, bankers’ acceptances, repurchase agreements, federal funds, commercial paper, corporate debt and equity securities and obligations of states and their political subdivisions. Our investment policies are designed to provide and maintain adequate liquidity and to generate favorable rates of return without incurring undue interest rate or credit risk. Our policies generally limit investments to U.S. government and agency (including GSEs) securities, municipal bonds, certificates of deposit, corporate debt obligations and mortgage-backed securities. Investment in mortgage-backed securities may include those issued or guaranteed by Freddie Mac, Fannie Mae, Government National Mortgage Association (“Ginnie Mae” or “GNMA”) and privately-issued mortgage-backed securities that have an AA credit rating or higher at the time of purchase, as well as collateralized mortgage obligations (“CMOs”). A high credit rating indicates only that the rating agency believes there is a low risk of loss or default. However all of our investment securities, including those that have high credit ratings, are subject to market risk in so far as a change in market rates of interest or other conditions may cause a change in an investment’s earnings performance and/or market value.

Deposit Activities and Other Sources of Funds

Retail deposits, wholesale borrowings, loan repayments and investment portfolio cash flows are our major sources of funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced by general economic, interest rate and money market conditions and may vary significantly. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. Borrowings may also be used on a longer-term basis for general business purposes, including funding loans and investments.

We compete with other financial institutions and financial intermediaries in attracting deposits. There is strong competition for transaction balances and savings deposits from commercial banks, credit unions and non-bank corporations, such as securities brokerage companies, mutual funds and other diversified companies, some of which have nationwide networks of offices. Much of the focus of our branch expansion, relocations and renovation and advertising and marketing campaigns has been directed toward attracting additional deposit customer relationships and balances. In addition, our electronic banking activities, including debit card and automated teller machine (“ATM”) programs, on-line internet banking services and, most recently, customer remote deposit and mobile banking capabilities, are all directed at providing products and services that enhance customer relationships and result in growing deposit balances, as well as fee income. Growing core deposits (transaction and savings accounts) is a fundamental element of our business strategy.

Deposit Accounts: We generally attract deposits from within our primary market areas by offering a broad selection of deposit instruments, including demand checking accounts, interest-bearing checking accounts, money market deposit accounts, regular savings accounts, certificates of deposit, treasury management services and retirement savings plans. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of deposit accounts, we consider current market interest rates, profitability to us, matching deposit and loan products and customer preferences.

Borrowings: While deposits are the primary source of funds for our lending and investment activities and for general business purposes, we also use borrowings to supplement our supply of lendable funds, to meet deposit withdrawal requirements and to more efficiently leverage our capital position. The Federal Home Loan Bank of Des Moines (“FHLB-Des Moines”) serves as our primary borrowing source, although in recent years we have significantly reduced our use of FHLB advances. The FHLB-Des Moines provides credit for member financial institutions such as the Banks. As members, the Banks are required to own capital stock in the FHLB-Des Moines and are authorized to apply for advances on the security of that stock and certain of their mortgage loans and securities provided certain credit worthiness standards have been met. Limitations on the amount of advances are based on the financial condition of the member institution, the adequacy of collateral pledged to secure the credit, and FHLB stock ownership requirements. While not frequently utilized, we also maintain a credit facility with the Federal Reserve Bank of San Francisco, which provides an additional source of liquidity. See “Description of Certain Indebtedness.”

Our Competitive Strengths

We attribute our success to the following competitive strengths, among others:

Premier West Coast Bank in Attractive Growth Markets: We operate 203 branches across key markets in Washington, Oregon, California, Idaho and Utah. We are ranked third by deposits in the Pacific Northwest among regional banks headquartered in Idaho, Washington and Oregon with total assets of more than $2 billion, and have recently expanded into attractive markets in California (San Diego and Sacramento) and Utah (Salt Lake City). Our footprint covers nine of the top twenty largest western cities by population. The core markets in which we operate are among the 14 fastest growing markets in the U.S. by population. The region in which we operate represents approximately 17% of the United States population but is projected by 2030 to drive approximately 22% of the gross domestic product growth according to Moody’s Analytics. The table below demonstrates the attractive market demographic data of the states in which Banner has branches relative to the aggregate United States:

Demographic Data(1)

	WA	OR	CA	ID	UT	Aggregate U.S.
Demographic Data
Population Forecast Growth (‘15-‘20 Change)	5.8%	4.5%	4.8%	5.3%	6.5%	3.7%
Median Household Income (000s)	$62.3	$52.7	$63.6	$49.0	$63.9	$55.6
Forecast Growth (‘15-‘20 Change)	7.4%	9.1%	8.0%	7.7%	10.2%	7.8%
Unemployment Rate	5.2	6.2	5.9	4.2	3.6	5.0

Source: SNL Financial.

(1)	Banner does not operate within all areas of these states.

The region in which we operate is also home to powerful and diverse drivers of economic growth. Leading companies headquartered in the Pacific Northwest include Microsoft, Intel, Amazon, Boeing, Costco, Nike, Nordstrom, Weyerhaeuser, Tri Marine and Trident Seafoods, among others. By expanding into California, we are increasing our presence in markets that are home to established businesses and a strong economy.

Super Community Bank Model: We employ a desirable combination of the broad capabilities of a large regional bank with the personal relationship delivery of a community bank. We offer a broad set of products to middle market, small business and consumer clients. Our community bank model allows us to emphasize relationship banking, providing clients with localized and efficient decision making.

We believe our combination of big bank capabilities with community bank relationship management provides a differentiated value proposition when compared to smaller community bank competitors and money center banks within our footprint. Our relationship driven approach, speed and efficiency attracts customers who demand both responsiveness from their bank and a broad offering of products and services. We are able to align delivery channels to allow effective tactical execution and balance a flexible approach while maintaining high underwriting standards and a moderate risk profile.

Our involvement in the communities in which we operate and our reputation can be seen through the numerous awards and accolades we have received over the years, including Forbes 2014 “America’s 50 Most Trustworthy Financial Companies,” the highest rating on Bankrate.com SAFE & SOUND Star Ratings and SBA “Regional Lender of the Year” for the Seattle/Spokane District in 2014.

Balanced Loan Portfolio with Attractive Credit Risk Profile: We believe our risk management approach is robust for a community bank our size. We maintain what we believe are conservative underwriting standards and, following the financial crisis, have consistently and substantially improved our credit quality. Risk management at Banner is built on deep-rooted culture, process and experience. This is demonstrated by our well diversified loan portfolio:

Loan Mix (as of September 30, 2015 on a pro forma basis)

(1)	Commercial and industrial.
(2)	Owner-occupied commercial real estate.
(3)	Construction and development.

In addition to a well diversified loan portfolio, we believe our conservative risk management is evidenced through our low levels of non-performing loans (“NPLs”). For example, in the third quarter of 2015, we had non-performing loans of $23.5 million or 0.5% of total loans, as compared to 1.1% of total loans for the top quartile of our peers ranked by NPLs as a percentage of total loans (peers include 53 publicly listed banks with between $5 and $15 billion in total assets). For the same period, our ratio of allowance for loan and lease losses (“ALLL”) to total loans was 1.77% as compared with 1.17% for the top quartile of our peers ranked by ALLL to total loans. Our disciplined approach to risk management has allowed us to grow while maintaining strong asset quality: We do not believe the Merger to have meaningfully affected our percentage of NPLs or ALLL on a pro forma basis.

Non-Performing Loans of Banner	ALLL / Loans

Source: SNL Financial.

Note: Peers include 53 publicly listed banks with between $5 and $15 billion in total assets. The top quartile of peers in the ALLL/Loans chart above are ranked by ALLL to total loans. We define NPLs as nonaccrual loans and 90+ days delinquent accruing loans. Banner results are its actual historic results and do not include any pro forma adjustments.

Low Cost and Broad-Based Deposit Base: Our diversified and low cost core deposit base (core deposits consisting of transaction account and savings account deposits) provides a stable source of funding for us to continue our growth strategy. Our cost of deposits for the quarter ending September 30, 2015 was 0.16%

compared to 0.22% for the top quartile of our peers, ranked by cost of deposits. AmericanWest’s cost of deposits for the quarter ending September 30, 2015 was 0.22%.

In addition, our deposits are geographically diversified in both rural and metropolitan markets. We have over 415,000 unique accounts on a pro forma basis in our franchise and this continues to grow as we expand our footprint and develop relationships in our new markets. Approximately a third of our deposits are non-interest bearing and, at September 30, 2015 on a pro forma basis, 83% of our deposits were core deposits.

Deposit Mix (as of September 30, 2015 on a pro forma basis)

(1)	Transaction deposits.
(2)	Money market and savings account deposits.
(3)	Jumbo savings account deposits, or “high yield” deposits. Certificates of deposit accounts of $100,000 or greater.

Improving Profitability: Effective execution of our super community bank model, which has resulted in significant client acquisition and revenue growth, has enabled us to generate positive operating leverage, expand our market share and produce increasing and sustainable profitability. We believe the realization of merger synergies and economies of scale will further drive meaningful improvement in earnings and profitability as well.

Our revenue growth is driven by strong loan growth and stable net interest margins. We have also significantly expanded our fee revenue channels in recent years. In the quarter ended September 30, 2015, deposit fees totaled $9.7 million, representing year-over-year growth of 17.6%, or growth of 14.1% without including the effect of the Siuslaw acquisition. Our net income benefits from positive operating leverage, translating into return on average assets consistently around 1%.

We believe we have a strong capital position that affords significant flexibility to pursue strategic opportunities, invest in our franchise and fund organic growth, reward our stockholders and consider other capital management alternatives. Pro forma as of September 30, 2015, we have $455 million in excess capital over an 8% tangible common equity / tangible assets industry benchmark.

Successful Expansion Through Disciplined M&A: Recent successful and conservatively priced acquisitions have meaningfully increased our scale, accelerated our operating leverage and enhanced our competitive positioning. The acquisition of Siuslaw added over $300 million in low cost deposits in complementary markets in Oregon. Similarly, the acquisition of AmericanWest added over $3.6 billion in low cost deposits and extended our franchise into California, Utah, southern Oregon and northern Idaho. We expect both acquisitions to be accretive to our earnings per share and build value for our stockholders following the conclusion of our integration and conversion activities.

We have also demonstrated our ability to exercise restraint in acquisitions if deal economics are not favorable. We take a stockholder friendly approach to acquisitions by remaining disciplined in choosing targets as well as taking steps to have an orderly integration of institutions that we do acquire. Our goal is to pursue targets with strong credit profiles in an effort to reduce execution risk while realizing cost savings.

Strong Management: Our share price has approximately tripled since current management took over in 2010. The combined Banner and AmericanWest management team has successfully executed numerous transactions involving billions of dollars in assets over the last eight years. To date, we have been able to retain key talent from AmericanWest following the Merger and maintain a strong and experienced management team.

Long History and Scalable Franchise: Banner Bank was founded 125 years ago in 1890 and has been serving the communities in the Pacific Northwest United States ever since. We believe our long history and community focus has made us a pillar in the communities that we serve and we consistently invest in those communities to maintain this status.

Since becoming a public company in 1995, we have been able to effectively scale our franchise outside of our home state of Washington. Today we operate in 59 counties in Washington, Oregon, Idaho, California and Utah. We have followed an aggressive franchise expansion strategy since becoming a public company and have completed ten acquisitions, including the Merger, and opened or acquired 35 branches. We believe we are able to expand successfully through acquisitions because we have an efficient and scalable platform, depth of management and a culture of success. We believe we are able to integrate new businesses into our model efficiently, realize cost savings and collaborate with new management teams.

Our Growth Strategy

We believe stable long-term growth and profitability are the result of building strong customer relationships while maintaining disciplined risk management standards. We plan to focus on originating high-quality loans and growing our low-cost deposit base through our relationship-based business banking. We believe that continuing to focus on our core strengths will enable us to gain market share, continue to improve our operational efficiency and increase profitability. The key components of our strategy for continued success and future growth include the following:

Solidify Newly Expanded Footprint and Gain Market Share: A key component to our growth will be to establish our reputation in our new markets of California and Utah and grow our core deposit base as well as our overall market share in these key locations. The acquisition of AmericanWest strengthened our market presence in the Pacific Northwest and expanded our operations into what we believe are attractive growth markets in California and Utah, including the greater San Diego, Sacramento and Salt Lake City metropolitan areas. We consider these new markets to have strong growth profiles with respect to population growth, median household income and projected unemployment. The AmericanWest acquisition also adds over $3.6 billion in low cost deposits and raises our deposit market share among regional banks to third in Washington, fourth in Oregon and third overall in the Pacific Northwest. Overall, with the combination of our strong reputation and the positive growth drivers in our expanded footprint, we believe we are positioned well for growth.

Continued Growth Through Expanding Revenue Channels: We offer a wide range of loan and deposit products to meet the demands of our consumer and business clients and look to both deepen our product offering and expand our client base. Our successful execution of our client acquisition strategies has contributed significant growth in recent years. We believe implementing these same strategies across our expanded franchise will result in significant client growth, which will add to net interest income and deposit fees and service charges.

Both our net interest income and fee income revenue have increased steadily since 2012. Our growth in our total loans while maintaining stable net interest margins (“NIM”) has driven net interest income growth. For the quarter ended September 30, 2015, we experienced 17.6% growth over the deposit fee income for the quarter ended September 30, 2014 on an actual historic basis, or growth of 14.1% without including the effect of the Siuslaw acquisition. We expect to continue to benefit from organic fee income growth. Our deposit fees have made up over 60% of other operating income. There is strong competition for transaction balances and savings deposits among the nationwide players in our footprint. However, through our expanded branch network and proven client acquisition strategies, we believe that our ability to attract low cost core deposits going forward will continue. The chart below reflects our deposit fees and the percentage of deposit fees to total fees:

Fee Income Breakdown(1)

(1)	Represents actual historic Banner results and does not reflect any pro forma adjustments.
(2)	2015 annualized results were calculated by adding the actual historic Banner results for the first and second quarters of 2015 to two times the results for the third quarter of 2015, without making any pro forma adjustments in any quarter.

Build and Protect the Banner Bank Brand: We have worked hard to create a reputable and well-recognized brand in the markets that we serve. We intend to continue to make investments and pursue initiatives that both sustain and strengthen our brand going forward.

Technology is changing the banking landscape and our goal is to provide the resources and capabilities our customers have come to expect from us. We regularly invest in alternate platforms and services that will improve the customer experience through increased connectivity and faster responsiveness.

We believe our super community bank model allows us to communicate our expertise in the marketplace and grow our relationships. We believe this model offers a desirable combination of localized decision making with a broad product offering. We believe our focus on middle market, small business and consumer clients through a personal relationship delivery model drives client loyalty and advocacy of the Banner brand.

Community investment is a core part of our strategy as we believe a bank that actively participates in and supports its community stands to grow relationships and offer the best advice for clients. Our involvement in the communities in which we operate and our reputation can be seen through the numerous awards and accolades we have received over the years, including Forbes 2014 “America’s 50 Most Trustworthy Financial Companies,” the highest rating on Bankrate.com SAFE & SOUND Star Ratings and SBA “Regional Lender of the Year” for the Seattle/Spokane District in 2014.

Enhancing Stockholder Value: It is our goal to continue to create value for our stockholders. We expect to accomplish this through:

•	protecting NIM;

•	improving operating efficiency;

•	maintaining a moderate credit risk profile; and

•	retaining risk appropriate capital.

We have maintained consistent loan growth over the past four years. From the fourth quarter of 2010 to the third quarter of 2015, we experienced a compounded annual growth rate (“CAGR”) of 5.4% in our loan portfolio as a result of organic growth and acquisitions. Deposits, especially core deposits, are our main source of funding for our loan growth. Our total deposits and core deposits have grown at a CAGR of 4.3% and 13.1%, respectively, from the fourth quarter of 2010 to the third quarter of 2015 (on an actual historic basis). We believe these positive characteristics will result in continued future growth.

Loan Growth(1)(2)

(1)	Represents actual historic Banner results and does not reflect any pro forma adjustments.
(2)	Reflects the results of the Sterling branch acquisition starting on June 21, 2014 and the Siuslaw acquisition starting on March 7, 2015.

Deposit Breakdown(1)(2)

(1)	Represents actual historic Banner results and does not reflect any pro forma adjustments.
(2)	Reflects the results of the Sterling branch acquisition starting on June 21, 2014 and the Siuslaw acquisition starting on March 7, 2015.

We intend to protect our net interest margins by managing our asset mix and yields while continuing to grow stable low cost deposits to minimize our funding costs. As reflected below, our funding costs have significantly declined since the financial crisis and in recent years our asset yields have maintained a steady spread over our costs. For the quarter ended September 30, 2015, our NIM was 4.14%.

Historical NIM(1)

(1)	Represents actual historic Banner results and does not reflect any pro forma adjustments.

As compared with 2010, we have meaningfully reduced our core efficiency ratio, which is the ratio of our core total revenues to core operating expenses. Core total revenues exclude fair value adjustments and gains and losses on the sale of securities and acquisition bargain purchase gain. Core operating expenses exclude acquisition-related costs. Continuing to improve operating efficiency will depend upon our continuing to grow core total revenue faster than core operating expense and driving positive operating leverage. We intend to carefully manage our cost structure and implement internal processes to improve productivity and enhance our earnings to position us to be able to continue the recent downward trend in our core efficiency ratio.

Overall, we believe our scalable systems, risk management infrastructure and operating model will better enable us to achieve further operational efficiencies as we continue to grow our business. We believe our focus on generating positive operating leverage through superior core revenue growth has contributed significantly to our return on equity, return on assets and net income and is reflected in our core efficiency ratio.

Risks We Face

There are a number of risks you should consider before buying our common stock. These risks are discussed more fully in the section entitled “Risk Factors.”

The Merger

On October 1, 2015, we consummated the Merger with Starbuck. As part of the merger consideration, the previous equity holders of SKBHC, including the Selling Stockholders, received an aggregate of $130.0 million in cash and 13.23 million shares of our common stock and non-voting common stock.

We believe the Merger will result in cost savings and operating synergies between Banner and Starbuck and provide benefits to our expanded group of clients, communities, stockholders and employees. We expect to begin to see the financial benefits of these cost savings and synergies in the second half of 2016, with the cost savings expected to be fully implemented by the fourth quarter of 2016. As part of the integration efforts, we will consolidate approximately 11 branches and convert the AmericanWest IT systems to the Banner system. We anticipate the data systems conversion will occur in February of 2016. As a result these efforts, we expect to incur approximately $33 million of acqusition-related costs subsequent to the close of the Merger through the second quarter of 2016, with the majority being incurred in the fourth quarter of 2015 and the first quarter of 2016. With respect to the fourth quarter of 2015, we expect these restructuring charges to substantially offset any net income we otherwise would have recognized during the quarter. These charges will relate to items such as severance and benefits costs, expenses related to branch consolidation charges, vendor contract termination costs, expenses related to IT systems integration and conversion, incurrence of professional services and consulting fees, and other items. There are various material assumptions underlying both our ability to realize cost savings and operational synergies and the amount and timing of our incurrence of acquisition-related costs, which may result in these items being materially greater or less than we anticipate.

Following the close of the Merger, Banner Bank’s total assets were $9.9 billion. We intend to carefully manage our balance sheet and opportunistically sell certain assets from our combined securities portfolio and the AmericanWest loan portfolio, depending on market conditions, so that Banner Bank’s total assets remain below $10 billion in the short term, particularly at December 31, 2015. This rebalancing of our asset portfolios may have a modest impact on the concentrations in our various loan portfolios and may affect the level of risk of our earning assets overall.

We also expect to experience modest net interest margin compression as a result of the Merger because the size of the AmericanWest securities portfolio initially will result in the Company having proportionally more securities and fewer loans in its earning asset mix.

In connection with the Merger, we entered into a Registration Rights Annex, appended as Annex B to our Investor Letter Agreements dated as of November 5, 2014 (the “Registration Rights Annex”) with the Selling Stockholders (filed as Exhibits 10.1, 10.2 and 10.3 to our Current Report on Form 8-K/A on November 12, 2014 as amended by Exhibit 10.1 to our Current Report on Form 8-K filed on May 19, 2015), and agreements with certain of the other previous equity holders of SKBHC, pursuant to which we granted these equity holders certain registration rights. We have filed the registration statement of which this prospectus is a part to register the resale of the shares by the Selling Stockholders in an underwritten offering pursuant to the Registration Rights Annex to the Investor Letter Agreements and our agreements with certain other SKBHC equity holders. See “Certain Relationships and Related Party Transactions” for more information about the Registration Rights Annex.

Corporate Information

Our principal executive offices are located at 10 South First Avenue, Walla Walla, WA 99362. Our telephone number is (509) 527-3636 and our website address is www.bannerbank.com. The reference to the website is an inactive textual reference only and information contained on our website is not part of or incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by the Selling Stockholders	shares of common stock.

Underwriters’ option	The underwriters have an option to purchase up to an additional shares from at the public offering price, less underwriting discounts, for 30 days after the date of this prospectus.

Selling Stockholders	See “Principal and Selling Stockholders.”

Use of proceeds	The Selling Stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of these shares of common stock. We will bear the costs associated with this offering, other than underwriting discounts and commissions and transfer taxes. The Selling Stockholders will bear any underwriting commissions and discounts and transfer taxes and any expenses required by applicable law attributable to their sale of our common stock, in accordance with the Registration Rights Annex. See “Use of Proceeds,” “Principal and Selling Stockholders” and “Underwriting.”

Dividend policy	Our board of directors has declared cash dividends of $0.18 per share of our common stock in each quarter beginning January 1, 2014. The timing and amount of cash dividends paid on our common stock depends on our earnings, capital requirements, financial condition and other relevant factors and is subject to the discretion of our board of directors. There can be no assurance that we will pay dividends on our common stock in the future or of the amounts of any such dividends.

The ability of our subsidiaries to pay cash dividends, which could then be further distributed to holders of our common stock, is currently restricted in certain circumstances by state law and FDIC regulations. See “Dividend Policy.”

NASDAQ symbol	“BANR”

Conflicts of Interest	Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us or for our executive officers for which they received or will receive customary fees and expenses. See “Underwriting.” Goldman, Sachs & Co. or its affiliates will receive more than 5% of the net proceeds of this offering. Accordingly, Goldman, Sachs & Co. will be deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. See “Underwriting—Conflicts of Interest.”

Risk factors	Please read the section entitled “Risk Factors” for a discussion of some of the factors you should consider before deciding whether to purchase shares of our common stock.

We had 32,823,123 shares of common stock outstanding as of December 9, 2015, which excludes the following:

•	5,000 shares of common stock issuable upon exercise of stock options outstanding as of December 9, 2015 at a weighted average exercise price of $216.16 per share;

•	7,331 shares of common stock underlying restricted stock units subject to future vesting requirements as of December 9, 2015; and

•	772,545 shares of common stock reserved for future issuance under our equity incentive plans as of December 9, 2015.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their option to purchase up to              additional shares of our common stock in this offering.

Summary Consolidated Historical and Pro Forma Financial Information

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with the sections “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” as set forth herein, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and SKBHC’s historical consolidated financial statements, including the related notes, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, our Quarterly Reports on Form 10-Q for the periods ended March 31, 2015, June 30, 2015 and September 30, 2015, and our Current Report on Form 8-K filed on December 11, 2015, which are incorporated by reference herein. You should not assume the results of operations for any past periods indicate results for any future period. See the section entitled “Where You Can Find More Information.”

As of January 1, 2015, Banner adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standard Update (“ASU”) No. 2014-01, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. As required by ASU No. 2014-01, the new accounting methodology has been retrospectively applied resulting in changes to other non-interest income, tax expense and net income, deferred tax asset, other assets and retained earnings in the prior periods presented. The effect of this change on the revised interim statement of operations was a decrease in net income of $65,000 for the nine months ended September 30, 2014. The effect of this change on the revised annual statement of operations was a decrease in net income of $95,000, $341,000, and $25,000 for the years ended December 31, 2014, 2013 and 2012, respectively. All prior periods have been reclassified to conform to the current presentation and therefore the information may not be comparable to the information included in reports previously filed by us with the U.S. Securities and Exchange Commission (“SEC”).

Summary Consolidated Historical Financial Information of Banner

The following tables set forth summary consolidated historical financial data for Banner. The annual consolidated historical information for Banner is derived from our audited consolidated financial statements as of and for each of the years ended 2012 through 2014, before the retrospective adjustments for the adoption of ASU No. 2014-01. The information is only a summary and should be read in conjunction with Banner’s historical consolidated financial statements and related notes. Banner’s audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference herein. The unaudited consolidated financial information as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 is derived from Banner’s unaudited interim consolidated financial statements, which are included in Banner’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 that is incorporated by reference herein, and which, in Banner’s opinion, includes all adjustments (consisting of normal, recurring adjustments) necessary for a fair statement of Banner’s financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year ending 2015 and do not reflect any adjustments as a result of the Merger.

FINANCIAL CONDITION DATA:

	As of September 30,	As of December 31,
(In thousands) (unaudited)	2015	2014	2013	2012

Total assets	$5,312,310	$4,723,163	$4,388,257	$4,265,264
Cash and securities (1)	723,158	708,609	772,614	811,902
Loans receivable, net	4,295,274	3,757,913	3,344,187	3,158,223
Deposits	4,387,653	3,898,950	3,617,926	3,557,804
Borrowings	189,701	187,436	184,234	160,000
Common stockholders’ equity	671,202	582,888	538,331	506,619
Preferred stockholders’ equity	—	—	—	—
Total stockholders’ equity	671,202	582,888	538,331	506,619
Shares outstanding	20,962	19,572	19,544	19,455
Shares outstanding excluding unearned, restricted shares held in ESOP	20,962	19,572	19,509	19,421

OPERATING DATA:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(In thousands) (unaudited)	2015	2014	2014	2013	2012

Interest income	$157,939	$141,410	$190,661	$179,712	$187,162
Interest expense	7,758	8,199	10,789	12,996	19,514

Net interest income before provision for loan losses	150,181	133,211	179,872	166,716	167,648
Provision for loan losses	—	—	—	—	13,000

Net interest income	150,181	133,211	179,872	166,716	154,648
Deposit fees and other service charges	27,435	22,237	30,553	26,581	25,266
Mortgage banking operations revenue	13,238	7,282	10,249	11,170	13,812
Other-than-temporary impairment recoveries (losses)	—	—	—	409	(409)
Net change in valuation of financial instruments carried at fair value	735	1,662	1,374	(2,278)	(16,515)
All other operating income	2,527	11,697	12,815	8,780	5,136

Total other operating income	43,935	42,878	54,991	44,662	27,290
OREO operations expense (recoveries), net	190	(260)	(446)	(689)	3,354
All other operating expenses	136,157	112,772	154,187	141,664	138,099

Total other operating expense	136,347	112,512	153,741	140,975	141,453

Income before provision for income tax expense (benefit)	57,769	63,577	81,822	70,403	40,485
Provision for income tax expense (benefit)	19,440	21,221	27,052	24,189	(24,372)

Net income	$38,329	$42,356	$54,070	$46,214	$64,857

PER COMMON SHARE DATA:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012

Net income:
Basic	1.88	2.19	$2.79	$2.39	$3.17
Diluted	1.87	2.18	2.79	2.38	3.16
Common stockholders’ equity per share (2)(9)	32.02	29.29	29.78	27.59	26.09
Common stockholders’ tangible equity per share (2)(9)	30.75	29.12	29.64	27.47	25.87
Cash dividends	0.54	0.54	0.72	0.54	0.04
Dividend payout ratio (basic)	28.77%	24.67%	25.78%	22.62%	1.26%
Dividend payout ratio (diluted)	28.83%	24.72%	25.84%	22.67%	1.27%

OTHER DATA:

	As of September 30,	As of December 31,
	2015	2014	2013	2012

Full time equivalent employees	1,240	1,150	1,084	1,074
Number of branches	93	93	88	88

KEY FINANCIAL RATIOS:

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2015	2014	2014	2013	2012

Performance Ratios:
Return on average assets (3)	1.00%	1.24%	1.17%	1.09%	1.54%
Return on average common equity (4)	7.93	10.15	9.60	8.79	11.63
Average common equity to average assets	12.65	12.17	12.18	12.35	13.22
Interest rate spread (5)	4.13	4.05	4.04	4.08	4.13
Net interest margin (6)	4.14	4.07	4.07	4.11	4.17
Non-interest income to average assets	1.15	1.25	1.19	1.05	0.65
Non-interest expense to average assets	3.57	3.28	3.32	3.31	3.35
Efficiency ratio (7)	70.24	63.89	65.67	67.11	72.71
Average interest-earning assets to funding liabilities	108.77	108.72	108.78	108.28	109.11
Selected Financial Ratios:
Allowance for loan losses as a percent of total loans at end of period	1.77	1.95	1.98	2.17	2.37
Net charge-offs (recoveries) as a percent of average outstanding loans during the period	0.03	—	(0.05)	0.08	0.57
Non-performing assets as a percent of total assets	0.56	0.50	0.43	0.66	1.18
Allowance for loan losses as a percent of non-performing loans (8)	328.60	375.81	453.56	299.81	223.20
Common stockholders’ tangible equity to tangible assets (9)	12.20	11.99	12.30	12.23	11.80
Consolidated Capital Ratios:
Total capital to risk-weighted assets	15.67	16.62	16.80	16.99	16.96
Tier 1 capital to risk-weighted assets	14.41	15.36	15.54	15.73	15.70
Tier 1 leverage capital to average assets	13.85	13.17	13.41	13.64	12.74

(1)	Includes securities trading, available-for-sale and held-to-maturity.
(2)	Calculated using shares outstanding excluding unearned restricted shares held in ESOP and adjusted for 1-for-7 reverse stock split.
(3)	Net income divided by average assets.
(4)	Net income divided by average common equity.
(5)	Difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net interest income before provision for loan losses as a percent of average interest-earning assets.
(7)	Other operating expenses divided by the total of net interest income before loan losses and other operating income (non-interest income).
(8)	Non-performing loans consist of nonaccrual and 90 days past due loans.
(9)	Common stockholders’ tangible equity per share and the ratio of tangible common stockholders’ equity to tangible assets are non-GAAP financial measures. We calculate tangible common equity by excluding the balance of goodwill, other intangible assets and preferred equity from stockholders’ equity. We calculate tangible assets by excluding the balance of goodwill and other intangible assets from total assets. We believe that this is consistent with the treatment by our bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. In addition, excluding preferred equity, the level of which may vary from company to company, allows investors to more easily compare our capital adequacy to other companies in the industry that also use this measure. Management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our capital position. However, these non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP. Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures as calculated by other companies. For a reconciliation of these non–GAAP measures, see Item 7, “Management’s Discussion and Analysis of Financial Condition—Executive Overview,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Summary Consolidated Historical Financial Information of Starbuck

The following tables set forth summary consolidated historical financial and other data of SKBHC, the holding company of Starbuck, for the periods and at the dates indicated. Audited financial information for Starbuck alone is not available; however, as noted in the unaudited pro forma financial information, Starbuck comprised more than 100.0% of the consolidated assets of SKBHC as of September 30, 2015 and more than 127.2% of SKBHC’s net income for the nine months ended September 30, 2015 and more than 105.0% for the twelve months ended December 31, 2014. The information in the tables is derived in part from the audited financial statements of SKBHC for the fiscal years ended December 31, 2014, 2013 and 2012 and should be read in conjunction with SKBHC’s annual audited consolidated financial statements in Banner’s Current Report on Form 8-K filed on December 11, 2015, which are incorporated by reference herein. The summary condensed consolidated financial information as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 are derived from the unaudited interim consolidated financial statements of SKBHC, which are also contained in Banner’s Current Report on Form 8-K filed on December 11, 2015, and which, in Starbuck’s opinion, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair statement of Starbuck’s financial position and results of operations for such periods.

FINANCIAL CONDITION DATA:

	As of September 30,	As of December 31,
	(unaudited)	(audited)
	2015	2014	2013	2012

Total assets	$4,526,785	$4,211,976	$3,943,195	$2,763,445
Cash and securities	1,126,623	1,147,363	1,217,242	723,685
Total net loans	2,975,318	2,658,325	2,283,548	1,717,631
Deposits	3,620,254	3,294,605	3,274,081	2,196,530
Borrowings	247,199	283,752	73,095	88,179
Total members’ equity	591,286	564,582	530,161	444,036

OPERATING DATA:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	(unaudited)		(audited)
	2015	2014	2014	2013	2012

Interest income	$125,005	$115,028	$154,466	$149,298	$113,111
Interest expense	7,573	4,976	7,034	5,739	4,594

Net interest income before provision for loan losses	117,432	110,052	147,432	143,559	108,517
Provision for loan losses	(1,189)	997	1,489	4,211	3,807

Net interest income	118,621	109,055	145,943	139,348	104,710
Deposit fees and other service charges	12,217	11,312	15,644	13,999	10,306
Mortgage banking operations revenue	4,181	2,851	3,981	6,846	7,202
All other non-interest income	10,768	19,726	23,435	22,210	13,153

Total non-interest income	27,166	33,889	43,060	43,055	30,661
REO expense	3,290	4,638	5,999	8,560	7,929
All other non-interest expenses	107,044	108,716	151,183	166,243	120,665

Total non-interest expenses	110,334	113,354	157,182	174,803	128,594
Income before income tax expense (benefit)	35,453	29,590	31,821	7,600	6,777
Income tax expense	13,695	12,604	9,869	579	(63,307)

Net income	$21,758	$16,986	$21,952	$7,021	$70,084

Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Information

The following tables set forth the unaudited pro forma combined condensed consolidated financial information for Banner and Starbuck, giving effect to the Merger. The unaudited pro forma combined condensed consolidated statement of financial condition as of September 30, 2015 is presented as if the Merger occurred as of that date. The unaudited pro forma combined condensed consolidated statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 are presented as if the Merger occurred on January 1, 2014. The unaudited pro forma combined condensed consolidated financial information also reflects the segregation of Starbuck from its parent holding company SKBHC.

The unaudited pro forma combined condensed consolidated statement of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 also give effect to the acquisition by Starbuck of GSB, which closed on February 2, 2015, and the acquisition by Banner of Siuslaw, which closed on March 6, 2015, presented as if those acquisitions occurred on January 1, 2014.

The unaudited pro forma combined condensed consolidated financial information is provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial information and related adjustments required management to make certain assumptions and estimates.

The summary unaudited pro forma combined condensed consolidated financial data has been derived from and should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” of this prospectus, and should be read in conjunction with the historical consolidated financial statements of Banner and Starbuck incorporated by reference into this prospectus.

SELECTED FINANCIAL DATA:

(unaudited)
(in thousands)	At September 30, 2015
Total assets	$9,845,389
Cash and securities	1,692,892
Loans receivable, net	7,285,401
Deposits	8,010,462
Borrowings	435,582
Common stockholders’ equity	1,280,426
Total stockholders’ equity	1,280,426
Shares outstanding	34,192

OPERATING DATA:

(in thousands except shares and per share data)	(unaudited)	(unaudited)
	Nine months ended September 30, 2015	Twelve months ended December 31, 2014
Interest income	$293,809	$384,966
Interest expense	15,427	20,345

Net interest income before provision for loan losses	278,382	364,621
Loan loss provision expense (benefit)	(1,189)	339

Net interest income	279,571	364,282
Deposit fees and other service charges	39,802	47,559
Mortgage banking operations revenue	17,751	16,182
Net change in valuation of financial instruments carried at fair value	735	1,374
All other operating income	13,862	39,697

Total other operating income	72,150	104,812
Real estate operations expense (recovery)	3,480	5,553
All other operating expenses	238,991	319,970

Total other operating expense	242,471	325,523
Income before provision for income taxes	109,250	143,571
Provision for income tax expense (benefit)	39,346	46,462

Net income (loss)	$69,904	$97,109

Comparative Unaudited Pro Forma Per Share Data

The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of Banner and Starbuck on a historical basis, for Banner on a pro forma combined basis and on a pro forma combined basis for Starbuck equivalent shares. The pro forma combined and pro forma per equivalent shares information give effect to Banner’s acquisition of Siuslaw and the Merger as if each acquisition had been effective on the dates presented in the case of the book value per common share data, and as if each acquisition had been effective as of January 1, 2014, in the case of the cash dividends paid per common share and earnings per common share data. The pro forma combined and per share equivalents are calculated by combining the Banner historical share amounts with the 13,230,000 shares of Banner’s common stock and non-voting common stock issued to the equity holders of SKBHC, and the 1,319,995 shares of Banner common stock issued to Siuslaw stockholders. The pro forma combined amounts for Banner reflect certain purchase accounting adjustments, which are preliminary and subject to change depending on fair values. These adjustments are described in the notes to unaudited pro forma combined condensed consolidated financial information contained elsewhere in this document under the heading “Unaudited Pro Forma Combined Condensed Consolidated Financial Information.” The pro forma combined per Starbuck equivalent share data shows the effect of the Merger from the perspective of an owner of Starbuck common stock. The pro forma data combine the historical results of Siuslaw, GSB and Starbuck into Banner’s consolidated statement of income and, while certain adjustments were made for the estimated impact of certain fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisitions taken place on January 1, 2014.

The pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the Merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had Banner, Siuslaw, GSB and Starbuck been combined as of the dates and for the periods shown.

	Banner	Starbuck	Pro Forma Combined Amounts(4)
Book value per common share:(1)
September 30, 2015	$32.02	n/a	$37.45
Cash dividends paid per common share:(2)
Year ended December 31, 2014	$0.72	n/a	$0.72
Nine months ended September 30, 2015	$0.54	n/a	$0.54
Basic and diluted earnings per share:(3)
Year ended December 31, 2014
Basic	$2.79	n/a	$2.86
Diluted	$2.79	n/a	$2.86
Nine months ended September 30, 2015
Basic	$1.88	n/a	$2.06
Diluted	$1.87	n/a	$2.06

(1)	Calculated by dividing the total equity by total common shares outstanding.
(2)	Represents the historical cash dividends per share paid by Banner and Siuslaw for the period.
(3)	Pro forma earnings per common share are based on pro forma combined net income and pro forma combined weighted average shares outstanding during the period.
(4)	Pro forma adjustments include new Banner common equity issued to former Siuslaw stockholders (1,319,995 shares) and former Starbuck equity holders (13,230,000 shares) and the impact of the pro forma adjustments for the acquisitions as noted in the pro forma financial statements for the periods indicated.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus and the documents incorporated by reference herein, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, our Quarterly Reports on Form 10-Q for the periods ended March 31, 2015, June 30, 2015 and September 30, 2015 and our consolidated financial statements and the related notes thereto, before deciding to invest in our common stock. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects. The market price of our common stock could decline significantly due to any of these identified or other risks, and you could lose some or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. The additional risks and uncertainties that are described in the documents incorporated by reference herein may also materially affect our business, financial condition, results of operations and prospects. See “Incorporation of Certain Information by Reference.”

Risks Related to the Company

Our business may be adversely affected by downturns in the national economy and the regional economies on which we depend.

Our operations are significantly affected by national and regional economic conditions. Weakness in the national economy or the economies of the markets in which we operate could have a material adverse effect on our financial condition, results of operations and prospects. Most of our loans are to businesses and individuals in the states of Washington, California, Oregon, Utah and Idaho. All of our branches and most of our deposit customers are also located in these five states. Further, as a result of a high concentration of our customer base in the Puget Sound area and eastern Washington state regions, the deterioration of businesses in these areas, or one or more businesses with a large employee base in these areas, could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. Weakness in the global economy has adversely affected many businesses operating in our markets that are dependent upon international trade. In addition, adverse weather conditions as well as decreases in market prices for agricultural products grown in our primary markets can adversely affect agricultural businesses in our markets. As we expand our presence in areas such as San Diego and Sacramento, California and Salt Lake City, Utah, we will be exposed to concentration risks in those areas as well.

A deterioration in economic conditions in the market areas we serve, in particular the Puget Sound area of Washington State, the Portland, Oregon metropolitan area, Spokane, Washington, the agricultural regions of the Columbia Basin, Boise, Idaho, southwestern Oregon, San Diego and Sacramento, California and Salt Lake City, Utah, could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

•	demand for our products and services may decline;

•	loan delinquencies, problem assets and foreclosures may increase;

•	collateral for loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; and

•	the amount of our low-cost or non-interest-bearing deposits may decrease.

A return of recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have a material adverse effect on our results of operations.

Economic conditions have improved since the end of the economic recession that officially ended in June, 2009; however, economic growth has been slow and uneven, unemployment remains relatively high and concerns still exist over the federal deficit, government spending and global geopolitical risks, which have all contributed to diminished expectations for the economy. A return of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and high unemployment levels may result in higher than expected loan delinquencies and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

Furthermore, the Federal Reserve Board, in an attempt to help the economy, has, among other things, kept interest rates low through its targeted federal funds rate and the purchase of U.S. Treasury and mortgage-backed securities. If the Federal Reserve Board increases the federal funds rate market interest rates would likely rise, which may negatively affect the housing markets and the U.S. economic recovery. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Our loan portfolio includes loans with a higher risk of loss.

In addition to first-lien one- to four-family residential real estate lending, we originate construction and land loans, commercial and multifamily mortgage loans, commercial business loans, agricultural mortgage loans and agricultural loans, and consumer loans, primarily within our market areas. We had $3.29 billion outstanding in these types of higher risk loans at December 31, 2014 compared to $2.89 billion at December 31, 2013. We had $6.19 billion outstanding in these types of loans at September 30, 2015 on a pro forma basis. These loans typically present different risks to us for a number of reasons, including those discussed below. As a result of the Merger, a lower percentage of our total loan portfolio consists of these types of higher risk loans, and the concentration of these types of loans as between construction and land loans, commercial and multifamily mortgage loans, commercial business loans, agricultural mortgage loans and agricultural loans, and consumer loans has shifted due to different historical concentrations in the AmericanWest loan portfolio, as has the concentration of non-performing loans in our loan portfolio. However, we do not believe the Merger meaningfully affected the percentage of non-performing loans on a pro forma basis. As a result of purchase accounting rules under GAAP, many of the non-performing loans we acquired from AmericanWest will be reclassified as purchase credit impaired loans and no longer be included in non-performing loans.

•	Commercial Business Loans. At December 31, 2014, commercial business loans were $724 million, or 19% of our total loan portfolio. At September 30, 2015 on a pro forma basis, commercial business loans were $1.20 billion, or 16% of our total loan portfolio. Our commercial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers’ cash flow may prove to be unpredictable and collateral securing these loans may fluctuate in value. Most often, this collateral is accounts receivable, inventory, equipment or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise, may be illiquid and may fluctuate in value based on the success of the business. At December 31, 2014, commercial business loans that were non-performing were $537,000 and at September 30, 2015 on a pro forma basis, $19 million.

•	Agricultural Loans. At December 31, 2014, agricultural loans were $238 million, or 6% of our total loan portfolio. At September 30, 2015 on a pro forma basis, agricultural loans were $388 million, or

5% of our total loan portfolio. Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either us or the borrowers. These factors include weather, commodity prices and interest rates, among others. Collateral securing these loans may be difficult to evaluate, manage or liquidate and may not provide an adequate source of repayment. At December 31, 2014, agricultural loans that were non performing were $2 million and at September 30, 2015 on a pro forma basis, $3 million.

•	Commercial and Multifamily Real Estate Loans. At December 31, 2014, commercial and multifamily real estate loans were $1.571 billion, or 41% of our total loan portfolio. At September 30, 2015 on a pro forma basis, commercial and multifamily real estate loans were $3.63 billion, or 50% of our total loan portfolio. These loans typically involve higher principal amounts than other types of loans and some of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one to four-family residential mortgage loan. Repayment of these loans is dependent upon income being generated from the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. In addition, many of our commercial and multifamily real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. This risk was exacerbated in the recent recession and could remain an elevated risk in the current slow recovery economic environment. At December 31, 2014, commercial and multifamily real estate loans that were non-performing were $1 million and at September 30, 2015 on a pro forma basis, $70 million.

•	Construction and Land Loans. At December 31, 2014, construction and land loans were $411 million, or 11% of our total loan portfolio. At September 30, 2015 on a pro forma basis, construction and land loans were $558 million, or 8% of our total loan portfolio. This type of lending contains the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, we may be confronted at, or prior to, the maturity of the loan with a project the value of which is insufficient to assure full repayment. In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to us than construction loans to individuals on their personal residences. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. These risks can be significantly impacted by supply and demand conditions. As a result, this type of lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell the property, rather than the ability of the borrower or guarantor to independently repay principal and interest. While our origination of these types of loans has decreased significantly from earlier periods, as a result of the recent improvement in real estate values in certain of our market areas, this category of lending has increased in recent years and our investment in construction and land loans increased by $60 million or 17% in 2014. At December 31, 2014, construction and land loans that were non-performing were $1 million and at September 30, 2015 on a pro forma basis, $9 million.

•

Consumer Loans. At December 31, 2014, consumer loans were $349 million, or 9% of our total loan portfolio. At September 30, 2015 on a pro forma basis, consumer loans were $639 million, or 9% of our total loan portfolio. Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. At December 31, 2014, consumer loans that were non-performing were $1 million and at September 30, 2015 on a pro forma basis, $3 million.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio, which would cause our results of operations, liquidity and financial condition to be adversely affected.

Lending money is a substantial part of our business and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;

•	the duration of the loan;

•	the character and creditworthiness of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience, certain macroeconomic factors, and management’s expectations of future events;

•	our specific reserve, based on our evaluation of non-performing loans and their underlying collateral; and

•	an unallocated reserve to provide for other credit losses inherent in our portfolio that may not have been contemplated in the other loss factors.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to replenish the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, most likely, capital, and may have a material negative effect on our financial condition and results of operations.

We pursue a strategy of supplementing internal growth by acquiring other financial companies or their assets and liabilities that we believe will help us fulfill our strategic objectives and enhance our earnings. There are risks associated with this strategy, including the following:

•	We may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks, businesses, assets, and liabilities we acquire. If these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected;

•	Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable and expect that we will experience this condition in the future;

•	The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal adverse effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful;

•	To the extent our costs of an acquisition exceed the fair value of the net assets acquired, the acquisition will generate goodwill. As discussed below under “—We may experience future goodwill impairment,” we are required to assess our goodwill for impairment at least annually, and any goodwill impairment charge could have a material adverse effect on our results of operations and financial condition; and

•	To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing stockholders.

The success of our acquisitions of Siuslaw and AmericanWest is dependent on a number of factors beyond our control.

The success of our acquisitions of Siuslaw and AmericanWest (including GSB, which had recently been acquired by AmericanWest at the time of the Merger) is subject to a number of uncertain factors, including, but not limited to:

•	our ability to realize expected revenues, cost savings, synergies and other benefits from the Siuslaw and AmericanWest acquisitions within the expected time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; and

•	the credit quality of loans and other assets acquired from AmericanWest and Siuslaw.

Banner, AmericanWest, GSB and Siuslaw each operated independently before the completion of the relevant acquisitions. The success of the acquisitions, including anticipated benefits and cost savings, will depend, in part, on Banner’s ability to successfully combine the businesses of Banner, AmericanWest, GSB and Siuslaw. To realize these anticipated benefits and cost savings, Banner has begun to integrate AmericanWest’s, GSB’s and Siuslaw’s businesses into its own. It is possible that as we continue to fully integrate these businesses, the process could result in the loss of key employees, the disruption of our ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees to achieve the anticipated benefits and cost savings of the mergers. The loss of key employees could adversely affect Banner’s ability to successfully conduct its business in the markets in which AmericanWest, GSB or Siuslaw’s branches have operated and could have an adverse effect on Banner’s financial results and the value of its common stock.

Prior to the acquisitions, neither AmericanWest, GSB nor Siuslaw was subject to the requirements of the Exchange Act with respect to internal controls over financial reporting. If the internal controls over financial reporting by AmericanWest, GSB or Siuslaw was found to be ineffective, a material weakness in internal controls could result and the integrity of our financial reporting could be compromised, which could result in a material adverse effect on our reported financial results. In addition, the integration of the financial reporting functions of each of AmericanWest, GSB and Siuslaw into our own will require significant effort and any failure could affect the quality of our financial reporting, and could result in a material adverse effect on our reported financial results.

If Banner experiences difficulties with the integration process, the anticipated benefits of the acquisitions may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions, including upon the conversion of customers from the legacy systems of AmericanWest, GSB or Siuslaw to our own, that cause Banner, AmericanWest, GSB or Siuslaw to lose customers or cause customers to close their accounts with Banner, AmericanWest, GSB or Siuslaw and move their business to competing financial institutions. Integration efforts between the companies will also divert management attention and require significant resources, including an increase in our compliance costs. Any such distraction on the part of management, if significant, could affect Banner’s ability to service existing business and develop new business and adversely affect our business and earnings.

These acquisitions may also have an effect on the value of Banner common stock because market participants may look at factors different from those currently affecting the values of Banner common stock. See also “—We may be subject to additional regulatory scrutiny if and when Banner Bank’s total assets exceed $10.0 billion.”

In connection with any acquisition, we may incur material acquisition-related or restructuring charges, which may have a material adverse effect on our results of operations. For example, following the Merger, we expect to incur approximately $33 million of acquisition-related costs through the second quarter of 2016, with the majority being incurred in the fourth quarter of 2015 and the first quarter of 2016. These charges will relate to items such as severance and benefits costs, expenses related to branch consolidation charges, vendor contract termination costs, expenses related to IT systems integration and conversion, incurrence of professional services and consulting fees and other items. See “Prospectus Summary—The Merger.”

The required accounting treatment of troubled loans we acquire through acquisitions could result in higher net interest margins and interest income in current periods and lower net interest margins and interest income in future periods.

Under GAAP, we are required to record troubled loans acquired through acquisitions at fair value, which may differ from the actual performance of such loans. Estimating the fair value of such loans requires management to make estimates based on available information and facts and circumstances on the acquisition date. Actual performance could differ from management’s initial estimates. If these loans outperform our original fair value estimates, the difference between our original estimate and the actual performance of the loan (the “discount”) is accreted into net interest income. This accretable yield may change due to changes in expected timing and amount of future cash flows. The yields on our loans could decline as our acquired loan portfolio pays down or matures, and we expect downward pressure on our interest income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans. This could result in higher net interest margins and interest income in current periods and lower net interest rate margins and lower interest income in future periods.

Our expansion into new market areas in California and Utah may present increased risk.

AmericanWest’s lending operations are concentrated in the states of California, Utah, Oregon, Idaho and Washington. The merger with AmericanWest resulted in Banner’s initial entry into the states of California and Utah where Banner has little or no operating experience. Although Banner retained a number of AmericanWest’s lending and business development officers with experience in these markets, Banner is new to these market areas and has conducted only limited banking business in California and Utah. Our entry into these markets presents us with different competitive conditions, customer preferences and banking products than we have experienced in the Pacific Northwest markets we know. As a result, it is possible that our operations in these states may be less successful than our operations in the Pacific Northwest. In addition, our financial condition and results of operations will be subject to general economic conditions and the conditions in the real estate markets prevailing in California and Utah as well as the Pacific Northwest markets we know. If economic conditions in any one of these states worsens or if the real estate market declines, we may suffer decreased net income or losses associated with higher default rates and decreased collateral values on our existing portfolio, and we may not be able to originate loans at acceptable risk levels and upon acceptable terms to maintain our risk profile and asset quality.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point, however, need to raise additional capital to support continued growth or be required by our regulators to increase our capital resources. Any capital we obtain may result in the dilution of the interests of existing holders of our common stock. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action.

If our investments in real estate are not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as Real Estate Owned (“REO”) and at certain other times during the asset’s holding period. Our net book value (“NBV”) in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset’s NBV over its fair value. If our valuation process is incorrect, or if property values decline, the fair value of the investments in real estate may not be sufficient to recover our carrying value in such assets, resulting in the need for additional writedowns. Significant writedowns to our investments in real estate could have a material adverse effect on our financial condition, liquidity and results of operations.

In addition, bank regulators periodically review our REO and may require us to recognize further writedowns. Any increase in our writedowns, as required by the bank regulators, may have a material adverse effect on our financial condition, liquidity and results of operations.

Our securities portfolio may be negatively impacted by fluctuations in market value and interest rates.

Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Our securities portfolio is evaluated for other-than-temporary impairment. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. Changes in interest rates can also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. We increase or decrease our stockholders’ equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. There can be no assurance that the declines in market value will not result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

An increase in interest rates, change in the programs offered by secondary market purchasers or our ability to qualify for their programs may reduce our mortgage banking revenues, which would negatively impact our non-interest income.

Our mortgage banking operations provide a significant portion of our non-interest income. We generate mortgage revenues primarily from gains on the sale of one- to four- family and multifamily mortgage loans pursuant to programs currently offered by Fannie Mae, Freddie Mac, Ginnie Mae and non-GSE investors. These entities account for a substantial portion of the secondary market in residential and multifamily mortgage loans.

Any future changes in these programs, our eligibility to participate in such programs, a reduction in the size of the secondary market for multifamily loans, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, materially adversely affect our results of operations. Mortgage banking is generally considered a volatile source of income because it depends largely on the level of loan volume which, in turn, depends largely on prevailing market interest rates. In a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in mortgage banking revenues and a corresponding decrease in non-interest income. In addition, our results of operations are affected by the amount of non-interest expense associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations. In addition, although we sell loans into the secondary market without recourse, we are required to give customary representations and warranties about the loans to the buyers. If we breach those representations and warranties, the buyers may require us to repurchase the loans and we may incur a loss on the repurchase.

Our results of operations, liquidity and cash flows are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but these changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities and (iii) the average duration of our mortgage-backed securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. As a result of the exceptionally low interest rate environment, an increasing percentage of our deposits have been comprised of deposits bearing no or a relatively low rate of interest. We would incur a higher cost of funds to retain these deposits in a rising interest rate environment. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. In addition, a substantial amount of our loans have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment. Further, a significant portion of our adjustable rate loans have interest rate floors below which the loan’s contractual interest rate may not adjust. Approximately 66% of our loan portfolio was comprised of adjustable or floating-rate loans at December 31, 2014, and approximately $1.6 billion, or 64%, of those loans contained interest rate floors, below which the loans’ contractual interest rate may not adjust. At December 31, 2014, the weighted average floor interest rate of these loans was 4.79%. At that date, approximately $1.4 billion, or 85%, of these loans were at their floor interest rate. Approximately 74% of our loan portfolio was comprised of adjustable or floating-rate loans at September 30, 2015 on a pro forma basis, and approximately $27 billion, or 4.65%, of those loans contained interest rate floors, below which the loans’ contractual interest rate may not adjust. At Setpember 30, 2015 on a pro forma basis, the weighted average floor interest rate of these loans was 4.65%. At that date, approximately $22 billion, or 83%, of these loans were at their floor interest rate. The inability of our loans to adjust downward can contribute to increased income in periods of declining interest rates, although this result is subject to the risks that borrowers may refinance these loans during periods of declining interest rates. Also, when loans are at their floors, there is a further risk that our interest income may not increase as rapidly as our cost of funds during periods of increasing interest rates which could have a material adverse effect on our results of operations.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Further, a prolonged period of exceptionally low market interest rates, such as we are currently experiencing, limits our ability to lower our interest expense, while the average yield on our interest-earning assets may continue to decrease as our loans reprice or are originated at these low market rates. Accordingly, our net interest income may continue to decrease, which may have an adverse effect on our profitability. Also, our interest rate risk modeling techniques and assumptions may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations that are expected to increase our costs of operations.

As state-chartered, federally insured commercial banks, the Banks are currently subject to extensive examination, supervision and comprehensive regulation by the FDIC and the Washington DFI and as a bank holding company Banner is subject to examination, supervision and regulation by the Federal Reserve Board. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on an institution’s operations, reclassify assets, determine the adequacy of an institution’s allowance for loan losses and determine the level of deposit insurance premiums assessed.

Additionally, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has significantly changed the bank regulatory structure and will affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently many of the details and much of the impact of the Dodd-Frank Act still may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us. For example, a provision of the Dodd-Frank Act eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau (the “CFPB”) with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Financial institutions such as Banner Bank with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators but are subject to the rules of the CFPB. See “—We may be subject to additional regulatory scrutiny if and when Banner or Banner Bank’s total assets exceed $10.0 billion.”

In January of 2013, the CFPB issued several final regulations and changes to certain consumer protections under existing laws. These final rules, most of the provisions of which (including the qualified mortgage rule) became effective January 10, 2014, generally prohibit creditors from extending mortgage loans without regard for the consumer’s ability to repay and add restrictions and requirements to mortgage origination and servicing practices. In addition, these rules limit prepayment penalties and require the creditor to retain evidence of compliance with the ability-to-repay requirement for three years. Compliance with these rules will likely increase our overall regulatory compliance costs and may require changes to our underwriting practices with respect to mortgage loans. Moreover, these rules may adversely affect the volume of mortgage loans that we underwrite and may subject us to increased potential liabilities related to such residential loan origination activities.

The Dodd-Frank Act requires minimum leverage (Tier 1) and risk-based capital requirements for bank holding companies and savings and loan holding companies that are no less stringent than those applicable to banks, which will limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in the Banks, and will exclude certain instruments that previously have been eligible for inclusion by bank holding companies as Tier 1 capital, such as trust preferred securities (or “TPS”).

It is difficult to predict at this time what specific impact the yet to be written implementing rules and regulations of the Dodd-Frank Act will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs, which could adversely affect key operating efficiency ratios, and could increase our interest expense. See “Business—Regulation” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference herein.

New or changing tax, accounting, and regulatory rules and interpretations could significantly impact strategic initiatives, results of operations, cash flows, and financial condition.

The banking industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a company’s stockholders. These regulations may sometimes impose significant limitations on operations. The significant federal and state banking regulations that affect us are described under the heading “Item 1. Business—Regulation” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference herein. These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. Any new regulations or legislation, change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator’s interpretation of a law or regulation, could have a material impact on our operations, increase our costs of regulatory compliance and of doing business and or otherwise adversely affect us and our profitability. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent registered public accounting firm. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of our operations as could our interpretation of those changes.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions. Recently, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

We may be subject to additional regulatory scrutiny if and when Banner or Banner Bank’s total assets exceed $10.0 billion.

Banner’s total assets were $4.724 billion at December 31, 2014 and AmericanWest had $4.095 billion in total assets at that date. Following the closing of the Merger, Banner’s assets were $9.9 billion. Following the fourth consecutive quarter where the total assets of Banner or Banner Bank exceeds $10 billion, Banner or Banner Bank, as applicable, will become subject to a number of additional requirements (such as annual stress testing requirements implemented pursuant to the Dodd-Frank Act and general oversight by the CFPB) that will impose additional compliance costs on our business. As a result, there may also be additional higher expectations from regulators. The CFPB has near exclusive supervision authority, including examination authority, over “very large” institutions and their affiliates to assess compliance with federal consumer financial laws, to obtain information about the institutions’ activities and compliance systems and procedures, and to detect and assess risks to consumers and markets.

Under the Dodd-Frank Act, the minimum ratio of net worth to insured deposits of the FDIC’s deposit insurance fund was increased from 1.15% to 1.35%, and the FDIC is required, in setting deposit insurance assessments, to offset the effect of the increase on institutions with assets of less than $10 billion, which results in institutions with assets greater than $10 billion paying higher assessments. In addition, when Banner Bank exceeds $10 billion in assets, its assessment base for federal deposit insurance would change from the amount of insured deposits to consolidated average assets less tangible capital to a scorecard method. The scorecard method uses a performance score and a loss severity score, which are combined and converted into an initial base assessment rate. The performance score is based on measures of the bank’s ability to withstand asset-related stress and funding-related stress and weighted CAMELS ratings, which are ratings ascribed under the CAMELS supervisory rating system and assigned based on a supervisory authority’s analysis of a bank’s financial statements and on-site examinations. The loss severity score is a measure of potential losses to the FDIC in the event of the bank’s failure. Under a formula, the performance score and loss severity score are combined and converted to a total score that determines the bank’s initial base assessment rate. The FDIC has the discretion to alter the total score based on factors not captured by the scorecard. The resulting initial base assessment rate is also subject to adjustments downward based on long term unsecured debt issued by the bank, to adjustment upward based on long term unsecured debt held by the bank that is issued by other FDIC-insured institutions, and to further adjustment upward if the bank’s brokered deposits exceed 10% of its domestic deposits.

Further, Banner Bank may be impacted by the Durbin Amendment to the Dodd-Frank Act regarding limits on debit card interchange fees. The Durbin Amendment gave the Federal Reserve Board the authority to establish rules regarding interchange fees charged for electronic debit transactions by a payment card issuer that, together with its affiliates, has assets of $10 billion or more and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. The Federal Reserve Board has adopted rules under this provision that limit the swipe fees that a debit card issuer can charge a merchant for a transaction to the sum of 21 cents and five basis points times the value of the transaction, plus up to one cent for fraud prevention costs. Based on the post-Merger pro forma debit card volume, we believe Banner Bank could experience a reduction of approximately $10 million a year in debit card related fee income and pre-tax earnings following the implementation of the Durbin Amendment if future debit card volumes remain similar to our current pro forma volumes.

The Dodd-Frank Act also requires publicly-traded bank holding companies with assets of $10 billion or more to perform capital stress testing (DFAST) and establish a risk committee responsible for enterprise-wide risk management practices, comprised of independent directors, including one risk management expert.

As a result of the above, if and when Banner Bank’s total assets exceed $10 billion, deposit insurance assessments and expenses related to regulatory compliance are likely to increase, and such increases may be significant.

We may experience future goodwill impairment.

In accordance with GAAP, we record assets acquired and liabilities assumed at their fair value with the excess of the purchase consideration over the net assets acquired resulting in the recognition of goodwill. As a result, acquisitions typically result in recording goodwill. We perform a goodwill evaluation at least annually to test for goodwill impairment. As part of its testing, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine the fair value of a reporting unit is less than its carrying amount, we then compare the fair value of goodwill with its carrying amount, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Adverse conditions in our business climate, including a significant decline in future operating cash flows, a significant change in our stock price or market capitalization, or a deviation from our expected growth rate and performance may significantly affect the fair value of our goodwill and may trigger additional impairment losses, which could be materially adverse to our operating results and financial position.

We cannot provide assurance that we will not be required to take an impairment charge in the future. Any impairment charge has an adverse effect on our results of stockholders’ equity and financial results and could cause a decline in our stock price. The recent completion of the Merger and the Siuslaw acquisition has increased our goodwill.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. We rely on a number of different sources in order to meet our potential liquidity demands. Our primary sources of liquidity are increases in deposit accounts, cash flows from loan payments and our securities portfolio. Borrowings also provide us with a source of funds to meet liquidity demands. An inability to raise funds through deposits, borrowings, the sale of loans or investment securities and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, negative operating results or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry or deterioration in credit markets.

Additionally, collateralized public funds are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities to ensure repayment, which on the one hand tends to reduce our contingent liquidity risk by making these funds somewhat less credit sensitive, but on the other hand reduces standby liquidity by restricting the potential liquidity of the pledged collateral. Although these funds historically have been a relatively stable source of funds for us, availability depends on the individual municipality’s fiscal policies and cash flow needs.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where the Banks conduct their business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, including our President, and certain other employees. Our ability to retain our key personnel throughout the integration process following our recent acquisitions, including the Merger, may be challenging. In addition, our success has been and continues to be highly dependent upon the services of our directors, many of whom are at or nearing retirement age, and we may not be able to identify and attract suitable candidates to replace such directors. The loss of these key persons could negatively impact the affected banking operations.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

Our loans to businesses and individuals and our deposit relationships and related transactions are subject to exposure to the risk of loss due to fraud and other financial crimes. Nationally, reported incidents of fraud and other financial crimes have increased. We have also experienced losses due to apparent fraud and other financial crimes. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality or operational failures due to integration or conversion challenges as a result of acquisitions we undertake, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

We are subject to certain risks in connection with our use of technology.

Our security measures may not be sufficient to mitigate the risk of a cyber attack. Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, our general ledger and virtually all other aspects of our business. Our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber attacks that could have a security impact. If one or more of these events occur, this could jeopardize our or our customers’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us. We could also suffer significant reputational damage.

Security breaches in our Internet banking activities could further expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our Internet banking services that involve the transmission of confidential information. We rely on standard Internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures, which could result in significant legal liability and significant damage to our reputation and our business.

Our security measures may not protect us from systems failures or interruptions. While we have established policies and procedures to prevent or limit the impact of systems failures and interruptions, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. The conversion of customers from legacy communication and information systems to our systems following the Merger will be challenging and the complexity of the conversion may result in systems failures and interruptions.

In addition, we outsource certain aspects of our data processing and other operational functions to certain third-party providers. If our third-party providers encounter difficulties, or if we have difficulty in communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any failures or interruptions may require us to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Further, the occurrence of any systems failure or interruption could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to legal liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

Sales of substantial amounts of Banner’s common stock in the open market by former Siuslaw and SKBHC stockholders could depress Banner’s stock price.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. The 1,319,854 shares of Banner common stock that were issued to stockholders of Siuslaw in the Siuslaw merger are freely tradeable without restrictions or further registration under the Securities Act. The 13.23 million shares of Banner common stock and non-voting common stock that were issued to equity holders of SKBHC in the Merger who did not become affiliates of Banner will be freely tradeable without restrictions or further registration in April 2016. In addition, certain of such equity holders of SKBHC benefit from registration rights that permit them to cause Banner to register their shares of Banner common stock and non-voting common stock for resale. See “Certain Relationships and Related Party Transactions—Investor Letter Agreements—Registration Rights.” Although the holders of the currently outstanding 1,424,466 shares of Banner non-voting common stock issued in connection with the Merger cannot vote on most matters today, upon a permitted transfer, such shares of non-voting common stock will convert into Banner common stock. Permitted transfers include, among others, transfers as a part of a widely distributed public offering of Banner common stock. See “Description of Our Capital Stock—Non-voting Common Stock.” This offering and any future sales of our common stock by former stockholders of Siuslaw and SKBHC, or anticipation that such sales may occur, may cause the market price of Banner common stock to decrease. These sales might also make it more difficult for Banner to sell equity or equity—related securities at a time and price that it otherwise would deem appropriate.

We rely on dividends from Banner Bank for substantially all of our revenue at the holding company level.

We are an entity separate and distinct from our principal subsidiary, Banner Bank, and derive substantially all of our revenue at the holding company level in the form of dividends from that subsidiary. Accordingly, we are, and will be, dependent upon dividends from Banner Bank to pay the principal of and interest on our indebtedness, to satisfy our other cash needs and to pay dividends on our common stock. Banner Bank’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event Banner Bank is unable to pay dividends to us, we may not be able to pay dividends on our common stock. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

Our articles of incorporation contains a provision which could limit the voting rights of a holder of our common stock.

Our charter provides that any person or group who acquires beneficial ownership of our common stock in excess of 10% of the outstanding shares may not vote the excess shares. Accordingly, if you acquire beneficial ownership of more than 10% of the outstanding shares of our common stock, your voting rights with respect to our common stock will not be commensurate with your economic interest in our company.

Anti-takeover provisions could negatively affect our stockholders.

Provisions in our articles of incorporation and bylaws, the corporate laws of the state of Washington and federal laws and regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise negatively affect the market value of our stock. These provisions include: a prohibition on voting shares of our common stock beneficially owned in excess of 10% of total shares outstanding; advance notice requirements for nominations for election to our board of directors (the “Board”) and for proposing matters that stockholders may act on at stockholder meetings; and staggered three-year terms for directors. Our articles of incorporation also authorizes our Board to issue preferred or other stock, and preferred or other stock could be issued as a defensive measure in response to a takeover proposal. In addition, because we are a bank holding company, the ability of a third party to acquire us is limited by applicable banking laws and regulations. The Bank Holding Company Act requires any bank holding company to obtain the approval of the

Federal Reserve Board before acquiring 5% or more of any class of our voting securities. Any entity that is a holder of 25% or more of any class of our voting securities, or a holder of a lesser percentage if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act. Under the Change in Bank Control Act of 1978, as amended, any person (or persons acting in concert), other than a bank holding company, is required to notify the Federal Reserve Board before acquiring 10% or more of any class of our voting securities.

If our investment in the FHLB-Des Moines becomes impaired, our earnings and stockholders’ equity could decrease.

At December 31, 2014, the Company had recorded $27.0 million in FHLB stock, compared to $35.4 million at December 31, 2013. As a result of the Merger, we acquired an additional $13.7 million in FHLB stock. The Banks’ investments in FHLB stock are generally viewed as a long-term investment and are carried at par value ($100 per share), which reasonably approximates its fair value. It does not have a readily determinable fair value. Ownership of FHLB stock is restricted to the FHLB and member institutions and can only be purchased and redeemed at par. As members of the FHLB system, the Banks are required to maintain a minimum level of investment in FHLB stock. This requirement is based, in part, upon the outstanding principal balance of advances from the FHLB and is calculated in accordance with the capital plan of the FHLB. We monitor on a recurring basis the financial condition of the FHLB as it relates to, among other things, the recoverability of our investment. As a result of its recent merger with Federal Home Loan Bank-Seattle, FHLB-Des Moines could experience a period of increased operational risk that could negatively affect the liquidity and the value of our investment in FHLB stock. If our investment in stock of the FHLB-Des Moines became impaired, our earnings and stockholders’ equity could decrease.

Risks Related to This Offering

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you purchased them, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include, but are not limited to, those listed elsewhere in this “Risk Factors” section and the following, some of which are beyond our control regardless of our actual operating performance:

•	actual or anticipated quarterly variations in operational results and reactions to earning releases or other presentations by company executives;

•	failure to meet the expectations of securities analysts and investors;

•	rating agency credit rating actions;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	any increased indebtedness we may incur in the future;

•	actions by institutional stockholders;

•	speculation or reports by the press or the investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes in our capital structure;

•	announcements of dividends;

•	additional future sales of our common stock by us, the stockholders list under “Principal and Selling Stockholders” or members of our management;

•	announcements of technological innovations or new services by us or our competitors;

•	announcements by us, our competitors or vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	third-party claims or proceedings against us or adverse developments in pending proceedings;

•	additions or departures of key personnel;

•	changes in applicable laws and regulations;

•	negative publicity for us, our business or our industry;

•	changes in expectations or estimates as to our future financial performance or market valuations of competitors;

•	results of operations of our competitors; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

Any future volatility in our stock price could also make us less attractive to certain investors, and/or invite speculative trading in our common stock or debt instruments.

In addition, the stock market recently has experienced extreme price and volume fluctuations that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Any future offerings of debt, preferred stock, or TPS, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions, and any future equity offerings may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or we could be forced by federal and state bank regulators to raise additional capital, by making offerings of debt or preferred equity securities, including medium-term notes, TPS, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our outstanding shares of common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of our stockholders. Our Board also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. Therefore, if we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Our actual financial position and results of operations may differ materially from the unaudited pro forma combined condensed consolidated financial information included in this prospectus and the unaudited pro forma combined condensed consolidated financial statements incorporated by reference into this prospectus and, accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

The pro forma financial information included and incorporated by reference into this prospectus is presented for illustrative purposes only and may not be an indication of what our financial position or results of operations are or would have been for several reasons. For example, the unaudited pro forma financial statements have been derived from the historical financial statements of Banner and Starbuck, and include the acquisitions of Siuslaw and GSB by Banner and Starbuck, respectively, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the mergers and the bank mergers by which each entity became a part of the combined company. The information upon which these adjustments and assumptions have been made is preliminary, and such adjustments and assumptions are difficult to make with complete accuracy.

In addition, the assumptions used in preparing the pro forma financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations in the future. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See our Current Report on Form 8-K, filed with the SEC on December 11, 2015, including the pro forma financial information contained therein, and “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our financial condition, liquidity, results of operations, plans, objectives, future performance or business. Forward-looking statements are not statements of historical fact, are based on certain assumptions and are generally identified by use of the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future economic performance and projections of financial items. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated or implied by our forward-looking statements, including, but not limited to:

•	expected revenues, cost savings, synergies and other benefits from the merger of Banner Bank and Siuslaw Bank and of the merger of Banner Bank and AmericanWest and costs or difficulties relating to integration matters, including but not limited to customers, systems and employee retention, might be greater than expected or occur at different times than expected;

•	the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets and may lead to increased losses and non-performing assets, and may result in our allowance for loan losses not being adequate to cover actual losses and require us to materially increase our reserves;

•	changes in economic conditions in general and in Washington, Idaho, Oregon, Utah and California in particular;

•	changes in the levels of general interest rates and the relative differences between short and long-term interest rates, loan and deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•	results of examinations of us by the Federal Reserve Board and of our bank subsidiaries by the FDIC, the Washington State Department of the DFI or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, institute an informal or formal enforcement action against us or any of our bank subsidiaries which could require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds, or maintain or increase deposits, or impose additional requirements and restrictions on us, any of which could adversely affect our liquidity and earnings;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules, including changes related to Basel III;

•	the impact of the Dodd-Frank Act and the implementing regulations;

•	our ability to attract and retain deposits;

•	increases in premiums for deposit insurance;

•	our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets and liabilities, which estimates may prove to be incorrect and result in significant changes in valuation;

•	difficulties in reducing risk associated with the assets from our combined securities portfolio and our and AmericanWest’s loan portfolios on our balance sheet;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges;

•	the failure or security breach of computer systems on which we depend;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our business strategies;

•	future goodwill impairment due to changes in our business, changes in market conditions, or other factors;

•	our ability to manage loan delinquency rates;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	our ability to pay dividends on our common stock, non-voting common stock and any preferred stock, and interest or principal payments on our junior subordinated debentures;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•	changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•	the economic impact of war or any terrorist activities;

•	other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; and

•	other risks detailed from time to time in our filings with the SEC.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We do not undertake and specifically disclaim any obligation to update any forward-looking statements included or incorporated by reference in this prospectus or the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. These risks could cause our actual results to differ materially from those expressed in any forward-looking statements by, or on behalf of, us. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed or incorporated by reference in this prospectus might not occur, and you should not put undue reliance on any forward-looking statements.

USE OF PROCEEDS

The shares of common stock to be offered and sold pursuant to this prospectus will be offered and sold solely by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sale of shares of our common stock and we will not receive any proceeds from the sale of shares of our common stock by the Selling Stockholders. We will bear the costs associated with this offering, other than underwriting discounts and commissions and transfer taxes. The Selling Stockholders will bear any underwriting commissions and discounts and transfer taxes and any expenses required by applicable law attributable to their sale of our common stock, in accordance with the Registration Rights Annex. See “Principal and Selling Stockholders.”

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on NASDAQ under the symbol “BANR.” The following are the high and low sale prices for our common stock during the periods indicated as reported by NASDAQ, and the quarterly cash dividends per share declared. The high and low sales prices are based on intraday sales for the periods reported.

	High	Low	Dividends
Quarterly for 2015:
First Quarter	$46.26	$39.00	$0.18
Second Quarter	50.50	43.87	0.18
Third Quarter	50.16	42.42	0.18
Fourth Quarter (through December 9, 2015)	53.55	45.27	N/A

Quarterly for 2014:
First Quarter	45.08	35.51	0.18
Second Quarter	42.29	37.03	0.18
Third Quarter	40.78	37.50	0.18
Fourth Quarter	44.05	37.52	0.18

Quarterly for 2013:
First Quarter	32.03	29.14	0.12
Second Quarter	34.30	29.33	0.12
Third Quarter	38.44	33.78	0.15
Fourth Quarter	45.15	35.62	0.15

On December 9, 2015, the last trading day before the date of this prospectus, the high and low sales prices of shares of Banner common stock as reported on NASDAQ were $49.64 and $47.79, respectively.

DIVIDEND POLICY

Since 1996, we have paid a quarterly cash dividend to all common stockholders. The timing and amount of cash dividends paid on our common stock depends on our earnings, capital requirements, financial condition and other relevant factors and is subject to the discretion of our Board. As a result of improved earnings, levels of capital, asset quality and financial condition, beginning in the first quarter of 2013, we increased the dividend, further increased it in the third quarter of 2013 and again increased it in the first quarter of 2014. There can be no assurance that we will pay dividends on our common stock in the future or of the amounts of any such dividends.

Our ability to pay dividends on our common stock depends primarily on dividends we receive from the Banks. Under federal regulations, the dollar amount of dividends the Banks may pay depends upon their capital position and recent net income. Generally, if a bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and FDIC regulations. In addition, an institution that has converted to a stock form of ownership may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in connection with the conversion. Banner Bank, our primary subsidiary, converted to a stock form of ownership and is therefore subject to the limitation described in the preceding sentence. In addition, under Washington law, no bank may declare or pay any dividend in an amount greater than its retained earnings without the prior approval of the Washington DFI. The Washington DFI also has the power to require any bank to suspend the payment of any and all dividends.

Further, under Washington law, Banner is prohibited from paying a dividend if, after making such dividend payment, it would be unable to pay its debts as they become due in the usual course of business, or if its total liabilities, plus the amount that would be needed, in the event Banner were to be dissolved at the time of the dividend payment, to satisfy preferential rights on dissolution of holders of preferred stock ranking senior in right of payment to the capital stock on which the applicable distribution is to be made, exceed our total assets.

In addition to the foregoing regulatory considerations, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business and on our ability to pay dividends on our common stock.

Payments of the distributions on our TPS from the special purpose subsidiary trusts we sponsored are fully and unconditionally guaranteed by us. The junior subordinated debentures that we have issued to our subsidiary trusts are ranked senior to our shares of common stock. We must make required payments on the junior subordinated debentures before any dividends can be paid on our TPS and our common stock and, in the event of our bankruptcy, dissolution or liquidation, the interest and principal obligations under the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding TPSs will also be deferred and we may not pay cash dividends to the holders of shares of our common stock. At September 30, 2015, we were current on all interest payments.

CAPITALIZATION

The following table sets forth:

•	our actual consolidated capitalization at September 30, 2015; and

•	our consolidated capitalization on a pro forma basis at September 30, 2015 to give effect to the Merger.

Amounts included in this table are derived from unaudited financial statements incorporated by reference into this prospectus. This table should be read in conjunction with the information contained or incorporated by reference herein, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, our Quarterly Report on Form 10-Q for the period ended September 30, 2015 and our Current Report on Form 8-K filed on December 11, 2015.

	As of September 30, 2015	Pro Forma As of September 30, 2015
	(unaudited) (dollars in thousands)	(dollars in thousands)
Cash and cash equivalents	$135,239	$81,437

Liabilities (1)
Deferred compensation	$20,910	$42,024
Advances from FHLB at fair value	16,435	251,435
Other borrowings	88,083	93,158
Junior subordinated debentures at fair value	85,183	90,989
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 500,000 shares authorized on an actual and pro forma basis; no shares issued and outstanding on an actual and pro forma basis	—	—
Common stock and paid in capital, par value $0.01 per share; 50,000,000 shares authorized on an actual and pro forma basis; 20,962,300 shares issued and outstanding on an actual basis and 32,823,123 shares issued and outstanding on a pro forma basis	628,958	1,191,728
Common stock (non-voting), par value $0.01 per share; 5,000,000 shares authorized on an actual and pro forma basis; no shares issued and outstanding on an actual basis and 1,424,466 shares issued and outstanding on a pro forma basis	—	67,904
Accumulated other comprehensive income	975	975
Retained earnings	41,269	19,819

Total stockholders’ equity	671,202	1,280,426

Total capitalization	$881,813	$1,758,032

(1)	Excludes all deposit liabilities.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following is the unaudited pro forma combined condensed consolidated financial information for Banner and Starbuck, giving effect to the Merger. The unaudited pro forma combined condensed consolidated statement of financial condition as of September 30, 2015 is presented as if the Merger occurred as of that date. The unaudited pro forma combined condensed consolidated statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 are presented as if the Merger occurred on January 1, 2014. The unaudited pro forma combined condensed consolidated financial statements also reflect the segregation of Starbuck from its parent holding company SKBHC.

The unaudited pro forma combined condensed consolidated statement of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 also gives effect to the acquisition by Starbuck of GSB, which closed on February 2, 2015, and the acquisition by Banner of Siuslaw, which closed on March 6, 2015, presented as if those acquisitions occurred on January 1, 2014.

All of the unaudited pro forma combined condensed consolidated financial information is not intended to reflect the actual results that would have been achieved had the acquisitions actually occurred on those dates.

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. Banner was the acquirer for accounting purposes in the Merger. Banner and Starbuck were the acquirers for accounting purposes in their respective acquisitions of Siuslaw and GSB. Certain reclassifications have been made to the historical data of Starbuck, SKBHC, GSB and Siuslaw to conform to Banner’s classifications. These reclassifications had no impact on net income.

The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in the unaudited pro forma financial information.

Under the acquisition method of accounting, the assets and liabilities and any identifiable intangible assets being acquired are generally recorded at the respective fair values on the acquisition date. The fair values on the acquisition date represent management’s best estimates based on available information and facts and circumstances in existence on the acquisition date. There may be differences between these preliminary estimates of fair value and the final acquisition accounting, which differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

In connection with the plan to integrate the operations of Banner and Starbuck, as well as those of GSB and Siuslaw, Banner anticipates that non-recurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, will be incurred. Banner estimates that it will incur approximately $33 million of merger related costs subsequent to the closing of the Merger. These charges will affect the consolidated results of operations of Banner in the periods in which they are recorded. The unaudited pro forma combined condensed consolidated statements of operations do not include the effects of any non-recurring costs associated with any restructuring or integration activities resulting from the acquisitions that had not been incurred as of September 30, 2015, as they are non-recurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments to the unaudited pro forma combined condensed consolidated statements of operations do not give effect to any non-recurring or restructuring charges that may be incurred as a result of the integration of Banner, Starbuck, GSB and Siuslaw, or any anticipated disposition of assets that may result from such integration. The unaudited pro forma condensed combined statements of operations do not include any expected cost savings, operating synergies or revenue enhancements that may be realized subsequent to the Merger.

The unaudited pro forma combined condensed consolidated financial information is provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial information and related adjustments required management to make certain assumptions and estimates.

As of January 1, 2015, Banner adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standard Update (“ASU”) No. 2014-01, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. As required by ASU No. 2014-01, the new accounting methodology has been retrospectively applied to all prior periods presented, resulting in changes to other non-interest income, tax expense, and net income, deferred tax asset, other assets, and retained earnings in the prior periods presented. The ASU No. 2014-01 was effective beginning after December 15, 2014 and does not have a material impact on the Company’s consolidated financial statements. The effect of this change on the revised annual statement of operations was a decrease in net income of $95,000 for the year ended December 31, 2014. All prior periods have been reclassified to conform to the current presentation and therefore the information may not be comparable to the information included in reports previously filed by the Company with the SEC.

The unaudited pro forma combined condensed consolidated financial information is based on, and should be read together with, the historical consolidated financial statements and related notes of Banner’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and the historical consolidated financial statements and related notes of Starbuck. Audited financial information for Starbuck alone is not available; however, Starbuck comprises more than 100.0% of the consolidated assets and equity of SKBHC as of September 30, 2015, and more than 127.2% of SKBHC’s consolidated net income for the nine months ended September 30, 2015 and more than 105.0% for the twelve months ended December 31, 2014. See “Where You Can Find More Information”.

Unaudited Pro Forma Combined Condensed Consolidated Statements of Financial Condition

September 30, 2015

(in thousands)

	Banner	Starbuck Bancshares (AmWest)	Pro Forma Adjustments	Notes	Banner & Starbuck Combined Pro Forma
ASSETS
Cash and equivalents	$135,239	$97,648	$(151,450)	A	$81,437
Investment securities	587,919	1,028,975	(5,439)	B	1,611,455

Total cash and securities	723,158	1,126,623	(156,889)		1,692,892

Loans receivable	4,372,594	2,991,920	(1,793)	C	7,362,721
Allowance for loan losses	(77,320)	(16,602)	16,602	D	(77,320)

Net loans	4,295,274	2,975,318	14,809		7,285,401

OREO	6,363	8,362	(1,500)	E	13,225
Premises and equipment	102,881	70,223	(3,332)	F	169,772
Intangibles/CDI	5,457	20,970	12,330	G	38,757
Goodwill	21,148	77,958	153,303	H	252,409
Deferred taxes	23,536	117,697	(12,903)	I	128,330
Other assets	134,493	129,634	476	J	264,603

Total Assets	$5,312,310	$4,526,785	$6,294		$9,845,389

LIABILITIES
Non-interest bearing	$1,561,516	$966,946	$—		$2,528,462
Interest bearing deposits	2,826,137	2,653,607	2,256	K	5,482,000

Total deposits	4,387,653	3,620,553	2,256		8,010,462

Borrowings	104,518	240,141	(66)	L	344,593
Junior subordinated debentures	85,183	7,058	(1,252)	M	90,989
Other liabilities	63,754	54,057	1,108	N	118,919

Total liabilities	4,641,108	3,921,809	2,046		8,564,963

EQUITY
Equity (Banner)	671,202	—	609,224	O	1,280,426
Equity (AmWest)	—	604,976	(604,976)	P	—

Total Equity	671,202	604,976	4,248		1,280,426

Total Liabilities and Equity	$5,312,310	$4,526,785	$6,294		$9,845,389

Unaudited Pro Forma Combined Condensed Consolidated Statements of Financial Condition

September 30, 2015

(in thousands)

	SKBHC	Eliminations	Notes	Starbuck Bancshares (AmWest)
ASSETS
Cash and equivalents	$97,648	$—		$97,648
Investment securities	1,028,975	—		1,028,975

Total cash and securities	1,126,623	—		1,126,623

Loans receivable	2,991,920	—		2,991,920
Allowance for loan losses	(16,602)	—		(16,602)

Net loans	2,975,318	—		2,975,318

OREO	8,362	—		8,362
Premises and equipment	70,223	—		70,223
Intangibles/CDI	20,970	—		20,970
Goodwill	77,958	—		77,958
Deferred taxes	117,697	—		117,697
Other assets	129,634	—		129,634

Total Assets	$4,526,785	$—		$4,526,785

LIABILITIES
Non-interest bearing	$966,647	$299	A	$966,946
Interest bearing deposits	2,653,607	—		2,653,607

Total deposits	3,620,254	299		3,620,553

Borrowings	240,141	—		240,141
Junior subordinated debentures	7,058	—		7,058
Other liabilities	68,046	(13,989)	B	54,057

Total liabilities	3,935,499	(13,690)		3,921,809

EQUITY
Equity (AmWest)	591,286	13,690	C	604,976
Equity (GSB)	—	—		—

Total Equity	591,286	13,690		604,976

Total Liabilities and Equity	$4,526,785	$—		$4,526,785

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

Nine Months Ended September 30, 2015

(in thousands)

	Banner	Siuslaw (1/1/2015 to 3/6/2015)	Pro Forma Adjustments	Notes	Banner & Siuslaw Combined Pro Forma
Interest income:
Interest and fees on loans	$149,192	$2,257	$629	A	$152,078
Interest on cash and securities	8,747	131	(16)	B	8,862

Total interest income	157,939	2,388	613		160,940

Interest expense:
Interest on deposits	5,240	60	2	C	5,302
Interest on borrowings	2,518	44	—		2,562

Total interest expense	7,758	104	2		7,864

Net interest income before provision	150,181	2,284	611		153,076

Loan loss provision expense	—	—	—		—

Net interest income after provision for loan losses	150,181	2,284	611		153,076

Other operating income:
Deposit fees and charges	27,435	125	—		27,560
Mortgage banking operations	13,238	332	—		13,570
Other	3,262	391	—		3,653

Total other operating income	43,935	848	—		44,783

Other operating expense:
Compensation	88,429	3,641	—		92,070
Occupancy and equipment	18,833	135	—		18,968
Amortization of core deposit intangibles	1,268	—	98	D	1,366
Other	27,817	1,916	(1,897)	E	27,836

Total other operating expense	136,347	5,692	1,799		140,240

Pre-tax income	57,769	(2,560)	2,410		57,619
Provision for income taxes	19,440	(293)	844	F	19,991

Net income	$38,329	$(2,267)	$1,566		$37,628

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

Nine Months Ended September 30, 2015

(in thousands)

	SKBHC	Eliminations	Notes	Starbuck	GSB (1/1/2015 to 1/31/2015) (1)	Pro Forma Adjustments	Notes	Starbuck Combined Pro Forma
Interest income:
Interest and fees on loans	$107,833	$—		$107,833	$1,055	$131	A	$109,019
Interest on cash and securities	17,172	—		17,172	319	(66)	B	17,425

Total interest income	125,005	—		125,005	1,374	65		126,444

Interest expense:
Interest on deposits	6,224	—		6,224	115	(1)	C	6,338
Interest on borrowings	1,349	—		1,349	33	—		1,382

Total interest expense	7,573	—		7,573	148	(1)		7,720

Net interest income before provision	117,432	—		117,432	1,226	66		118,724

Loan loss provision expense (benefit)	(1,189)	—		(1,189)	—	—		(1,189)

Net interest income after provision for loan losses	118,621	—		118,621	1,226	66		119,913

Other operating income:
Deposit fees and charges	12,217	—		12,217	25	—		12,242
Mortgage banking operations	4,181	—		4,181	—	—		4,181
Other	10,768	158	D	10,926	18	—		10,944

Total other operating income	27,166	158		27,324	43	—		27,367

Other operating expense:
Compensation	61,106	(1,232)	E	59,874	621	—		60,495
Occupancy and equipment	10,908	—		10,908	105	—		11,013
Amortization of core deposit intangibles	2,205	—		2,205	—	(5)	D	2,200
Other	36,115	(242)	F	35,873	957	(925)	E	35,905

Total other operating expense	110,334	(1,474)		108,860	1,683	(930)		109,613

Pre-tax income	35,453	1,632		37,085	(414)	996		37,667
Provision for income taxes	13,695	571	G	14,266	(147)	349	F	14,468

Net income	$21,758	$1,061		$22,819	$(267)	$647		$23,199

(1)	Starbuck completed its acquisition of GSB on February 2, 2015. Because financial data for GSB is only available from January 1, 2015 to January 31, 2015, operating activity for February 1, 2015 and February 2, 2015 is not included.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

Nine Months Ended September 30, 2015

(in thousands)

	Banner & Siuslaw Combined Pro Forma	Starbuck Combined Pro Forma	Pro Forma Adjustments	Notes	Pro Forma Totals
Interest income:
Interest and fees on loans	$152,078	$109,019	$(2,807)	Q	$258,290
Interest on cash and securities	8,862	17,425	9,232	R	35,519

Total interest income	160,940	126,444	6,425		293,809

Interest expense:
Interest on deposits	5,302	6,338	(157)	S	11,483
Interest on borrowings	2,562	1,382	—		3,944

Total interest expense	7,864	7,720	(157)		15,427

Net interest income before provision	153,076	118,724	6,582		278,382

Loan loss provision expense (benefit)	—	(1,189)	—		(1,189)

Net interest income after provision for loan losses	153,076	119,913	6,582		279,571

Other operating income:
Deposit fees and charges	27,560	12,242	—		39,802
Mortgage banking operations	13,570	4,181	—		17,751
Other	3,653	10,944	—		14,597

Total other operating income	44,783	27,367	—		72,150

Other operating expense:
Compensation	92,070	60,495	—		152,565
Occupancy and equipment	18,968	11,013	—		29,981
Amortization of core deposit intangibles	1,366	2,200	1,562	T	5,128
Other	27,836	35,905	(8,944)	U	54,797

Total other operating expense	140,240	109,613	(7,382)		242,471

Pre-tax income	57,619	37,667	13,964		109,250
Provision for income taxes	19,991	14,468	4,887	V	39,346

Net income	$37,628	$23,199	$9,077		$69,904

	Historical Banner	Historical Starbuck	Pro Forma Adjustments (1)	Pro Forma Totals
Earnings per common share:
Basic	$1.88	n/a	$0.18	$2.06
Diluted	$1.87	n/a	$0.19	$2.06
Weighted average number of common shares outstanding:
Basic	20,417,601	n/a	13,523,332	33,940,933
Diluted	20,467,609	n/a	13,523,332	33,990,941

(1)	Pro forma share adjustment includes 13.2 million shares issued in the Starbuck acquisition and 1.3 million shares issued in the Siuslaw acquisition.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

Twelve Months Ended December 31, 2014

(in thousands)

	Banner	Siuslaw	Pro Forma Adjustments	Notes	Banner & Siuslaw Combined Pro Forma
Interest income:
Interest and fees on loans	$177,541	$12,492	$1,206	A	$191,239
Interest on cash and securities	13,120	795	(22)	B	13,893

Total interest income	190,661	13,287	1,184		205,132

Interest expense:
Interest on deposits	7,578	387	7	C	7,972
Interest on borrowings	3,211	246	—		3,457

Total interest expense	10,789	633	7		11,429
Net interest income before provision	179,872	12,654	1,177		193,703
Loan loss provision expense	—	—	—		—

Net interest income after provision for loan losses	179,872	12,654	1,177		193,703

Other operating income:
Deposit fees and charges	30,553	637	—		31,190
Mortgage banking operations	10,249	1,952	—		12,201
Other	14,189	2,929	—		17,118

Total other operating income	54,991	5,518	—		60,509

Other operating expense:
Compensation	78,048	7,589	—		85,637
Occupancy and equipment	22,743	935	—		23,678
Amortization of core deposit intangibles	1,990	—	617	D	2,607
Other	50,960	5,547	(748)	E	55,759

Total other operating expense	153,741	14,071	(131)		167,681

Pre-tax income	81,122	4,101	1,308		86,531
Provision for income taxes	27,052	318	458	F	27,828

Net income	$54,070	$3,783	$850		$58,703

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

Twelve Months Ended December 31, 2014

(in thousands)

	SKBHC	Eliminations	Notes	Starbuck	GSB	Pro Forma Adjustments	Notes	Starbuck Combined Pro Forma
Interest income:
Interest and fees on loans	$129,587	$—		$129,587	$12,606	$1,677	A	$143,870
Interest on cash and securities	24,879	—		24,879	3,864	(797)	B	27,946

Total interest income	154,466	—		154,466	16,470	880		171,816

Interest expense:
Interest on deposits	6,148	—		6,148	1,256	(51)	C	7,353
Interest on borrowings	886	—		886	436	—		1,322

Total interest expense	7,034	—		7,034	1,692	(51)		8,675

Net interest income before provision	147,432	—		147,432	14,778	931		163,141
Loan loss provision expense (benefit)	1,489	—		1,489	(1,150)	—		339

Net interest income after provision for loan losses	145,943	—		145,943	15,928	931		162,802

Other operating income:
Deposit fees and charges	15,644	—		15,644	725	—		16,369
Mortgage banking operations	3,981	—		3,981	—	—		3,981
Other	23,435	518	D	23,953	—	—		23,953

Total other operating income	43,060	518		43,578	725	—		44,303

Other operating expense:
Compensation	88,574	(8,631)	E	79,943	7,418	—		87,361
Occupancy and equipment	12,155	—		12,155	1,455	—		13,610
Amortization of core deposit intangibles	3,385	—		3,385	—	(52)	D	3,333
Other	53,068	54	F	53,122	3,230	(84)	E	56,268

Total other operating expense	157,182	(8,577)		148,605	12,103	(136)		160,572

Pre-tax income	31,821	9,095		40,916	4,550	1,067		46,533
Provision for income taxes	9,869	3,183	G	13,052	1,532	373	F	14,957

Net income	$21,952	$5,912		$27,864	$3,018	$694		$31,576

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

Twelve Months Ended December 31, 2014 (in thousands)

	Banner & Siuslaw Combined Pro Forma	Starbuck Combined Pro Forma	Pro Forma Adjustments	Notes	Pro Forma Totals
Interest income:
Interest and fees on loans	$191,239	$143,870	$(2,623)	Q	$332,486
Interest on cash and securities	13,893	27,946	10,641	R	52,480

Total interest income	205,132	171,816	8,018		384,966

Interest expense:
Interest on deposits	7,972	7,353	241	S	15,566
Interest on borrowings	3,457	1,322	—		4,779

Total interest expense	11,429	8,675	241		20,345

Net interest income before provision	193,703	163,141	7,777		364,621
Loan loss provision expense	—	339	—		339

Net interest income after provision for loan losses	193,703	162,802	7,777		364,282

Other operating income:
Deposit fees and charges	31,190	16,369	—		47,559
Mortgage banking operations	12,201	3,981	—		16,182
Other	17,118	23,953	—		41,071

Total other operating income	60,509	44,303	—		104,812

Other operating expense:
Compensation	85,637	87,361	—		172,998
Occupancy and equipment	23,678	13,610	—		37,288
Amortization of core deposit intangibles	2,607	3,333	1,879	T	7,819
Other	55,759	56,268	(4,609)	U	107,418

Total other operating expense	167,681	160,572	(2,730)		325,523

Pre-tax income	86,531	46,533	10,507		143,571
Provision for income taxes	27,828	14,957	3,677	V	46,462

Net income	$58,703	$31,576	$6,830		$97,109

	Historical Banner	Historical Starbuck	Pro Forma Adjustments (1)	Pro Forma Totals
Earnings per common share:
Basic	$2.79	n/a	$0.07	$2.86
Diluted	$2.79	n/a	$0.07	$2.86
Weighted average number of common shares outstanding:
Basic	19,359,409	n/a	14,549,995	33,909,404
Diluted	19,402,656	n/a	14,549,995	33,952,651

(1)	Pro forma share adjustment includes 13.2 million shares issued in the Starbuck acquisition and 1.3 million shares issued in the Siuslaw acquisition.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Note 1—Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. Banner was the acquirer for accounting purposes in the acquisition of Starbuck and Siuslaw. Starbuck was the acquirer for accounting purposes in the acquisition of GSB. The unaudited pro forma combined condensed consolidated statements of financial condition as of September 30, 2015 is presented as if the acquisition of Starbuck occurred as of that date. The unaudited pro forma combined condensed consolidated statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 are presented as if the acquisitions occurred on January 1, 2014. This information is not intended to reflect the actual results that would have been achieved had the acquisitions actually occurred on those dates.

The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.

Under the acquisition method of accounting, the assets and liabilities and any identifiable intangible assets being acquired are recorded at the respective fair values on the acquisition date. The fair values on the acquisition date represent management’s best estimates based on available information and facts and circumstances in existence on the acquisition date.

Certain historical data of the entities being acquired has been reclassified on a pro forma basis to conform to Banner’s classifications.

Note 2—Purchase Price

Starbuck Acquisition: The aggregate consideration received by SKBHC equity holders consisted of 13.23 million shares of Banner common stock and $130.0 million in cash. The aggregate value of the consideration paid was approximately $761 million.

Note 3—Allocation of Purchase Price

Starbuck Acquisition. Following the Merger, Starbuck’s assets and liabilities are required to be adjusted to their estimated fair values. The purchase price is then allocated to the identifiable assets and liabilities based on the fair values. The excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill.

The purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as summarized in the following table:

	Pro Forma As of September 30, 2015
	(in thousands)
Preliminary Acquisition of Starbuck

Fair value of 13,230,000 shares of Banner common stock at $47.67 per share (price as of closing date)		$630,674
Cash paid		130,000

Total purchase price		760,674

Fair value of assets acquired:
Cash	$97,648
Investment securities	1,023,536
Loans	2,990,127
OREO	6,862
Premises and equipment	66,891
Intangible assets	33,300
Deferred Taxes	104,794
Other assets	130,110

Total assets acquired	4,453,268

Fair value of liabilities assumed:
Deposits	3,622,809
Borrowings	240,075
Junior subordinated debentures	5,806
Accrued expenses and other liabilities	55,165

Total liabilities assumed	3,923,855

Fair value of net assets acquired		529,413

Excess of consideration paid over the net assets acquired (Goodwill)		$231,261

Note 4—Pro Forma Combined Condensed Consolidated Financial Information Adjustments

The following pro forma adjustments have been included in the unaudited pro forma condensed combined financial information. Estimated fair value adjustments are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available.

Notes to Pro Forma Adjustments for Siuslaw Merging Into Banner

Statement of Operations
(in thousands)
		For the Nine Months Ended Sep. 30, 2015	For the Twelve Months Ended Dec. 31, 2014
A	Adjustments to interest income on loans
	To reflect accretion to income of purchased loan discounts on non-impaired loans.	$422	$930
	To reflect accretion to income of purchased loan discounts on impaired loans.	$207	$276

		$629	$1,206

B	Adjustments to Interest on cash and securities	$(16)	$(22)
	To reflect amortization of purchased securities premium.

C	Adjustments to Deposit interest expense	$2	$7
	To reflect the amortization of deposit premium.

D	Adjustments to Amortization of core deposit intangibles	$98	$617
	To reflect the amortization of the core deposit intangible asset based on an amortization period of eight years and using an accelerated amortization method.

E	Adjustments to Non-interest Expense	$(1,897)	$(748)
	To reverse Banner’s historical acquisition expenses

F	Adjustments to Provision for income taxes	$844	$458
	To reflect the income tax effect of the adjustments above at the effective rate of 35%.

Notes to Pro Forma Adjustments to Segregate Starbuck Bancshares from SKBHC LLC

Statement of Financial Condition
As of September 30, 2015
(in thousands)
A	Non-interest bearing deposits	$299
	To recognize parent company deposits at AmericanWest Bank.

B	Other liabilites	$(13,989)
	To eliminate parent company other liabilities.

C	Equity	$13,690
	To eliminate parent company impact on equity.

Statement of Operations
(in thousands)
		For the Nine Months Ended Sep. 30, 2015	For the Twelve Months Ended Dec. 31, 2014
D	Other operating income	$158	$518
	To eliminate management fee income recorded at Starbuck Bancshares for services provided to and paid for by the SKBHC Holdings LLC stand-alone entity.

E	Compensation expense	$(1,232)	$(8,631)
	To eliminate management unit compensation expense recorded by the SKBHC Holdings LLC stand-alone entity as required by the LLC operating agremeent.

F	Other operating expense	$(242)	$54
	To eliminate other operating expense attributed to the SKBHC Holdings LLC stand-alone entity.

G	Adjustments to Provision for income taxes	$571	$3,183
	To reflect the income tax effect of the adjustments above at the statutory rate of 35%.

Notes to Pro Forma Adjustments for Greater Sacramento Bancorp Merging Into Starbuck

Statement of Operations
(in thousands)
		For the Nine Months Ended Sep. 30, 2015	For the Twelve Months Ended Dec. 31, 2014
A	Adjustments to Interest and fee income on loans	$131	$1,677

To reflect accretion of interest income for acquired impaired and non-impaired loans, using the effective interest method of amortization over the estimated lives of the acquired loan portfolio of approximately five years, as adjusted for expected prepayments.

B	Adjustments to Interest on cash and securities
	To reflect the accretion of the mark to fair value on security portfolio.	$(66)	$(797)

C	Adjustments to Interest expense on deposits	$(1)	$(51)

To reflect the amortization of deposit premium resulting from time deposit fair value adjustments based on a weighted average life of time deposits of approximately one year using contractual time deposit maturities.

D	Adjustments to Other operating expense	$(5)	$(52)
	To reflect the amortization of the core deposit intangible asset based on an amortization	$—	$2
	To reflect the amortization of the leasehold interest intangible.	$(5)	$(54)

E	Adjustments to Non-interest Expense	$(925)	$(84)
	To reverse AmericanWest’s historical acquisition expenses.

F	Adjustments to Provision for income taxes	$349	$373
	To reflect the income tax effect of the adjustments above at the statutory rate of 35%.

Notes to Pro Forma Adjustments for Starbuck Bank Merger into Banner

Statement of Financial Condition
As of September 30, 2015
(in thousands)
A	Adjustments to Cash and cash equivalents		$(151,450)
	To reflect cash used to purchase AmericanWest.	$(130,000)
	To reflect cash to be paid for after-tax merger expenses.	$(21,450)

B	Adjustments to Investment Securities		$(5,439)
	Reverse existing unamortized/unaccreted premiums/discounts	$(68,289)
	Adjust securities to fair value.	$62,850

C	Adjustments to Loans receivable, excluding allowance for loan losses		$(1,793)
	To eliminate AmericanWest prior loan discount.	$43,577
	To eliminate AmericanWest prior loan deferred fees and costs.	$(240)
	A total discount of 1.5% was estimated to reflect the fair value of loans at merger date, including (2.1%) for credit losses and 0.6% for market yield premium.	$(45,130)

D	Adjustments to Allowance for loan losses		$16,602
	To eliminate the allowance for loan losses at the acquisition date as the credit risk is accounted for in the fair value adjustment for the loans receivable.

E	Adjustment to OREO		$(1,500)
	To mark OREO to estimated fair value.

F	Adjustments to Premises and Equipment		$(3,332)
	To record fair value adjustment to acquired premises owned.	$1,816
	To record fair value adjustment to acquired equipment.	$(5,148)

G	Adjustments to Intangibles/Core Deposit Intangible (“CDI”)		$12,330
	To eliminate AmericanWest prior CDI and other intangibles	$(20,970)
	To record the estimated fair value of the CDI. The CDI will be amortized to expense over 8 years on an accelerated basis.	$33,300

H	Adjustment to Goodwill		$153,303
	To eliminate AmericanWest prior goodwill.	$(77,958)
	To record the difference between the consideration paid and the estimated fair value of net assets acquired assumed in the merger.	$231,261

I	Adjustments to Deferred Tax Asset		$(12,903)
	To reflect the deferred taxes related to the net fair value adjustments at Banner’s estimated statutory rate of 35%.

J	Adjustment to Other Assets		$476
	To record fair value adjustment on Other Repossessed Assets.	$(300)
	To record favorable fair value adjustment on real property leases.	$776

K	Adjustment to Time Deposits		$2,256
	To record fair value adjustments based upon current market interest rates for similar products.

L	Adjustment to Borrowings		$(66)
	To record fair value adjustments based upon current market interest rates for similar borrowings.	$75
	To reverse AmericanWest’s prior fair value adjustment	$(141)

M	Adjustment to Junior Subordinated Debentures		$(1,252)
	To eliminate AmericanWest prior fair value adjustment	$1,190
	To record fair value adjustments based upon current market interest rates and credit spreads for similar junior subordinated debentures.	$(2,442)

Statement of Financial Condition
As of September 30, 2015
(in thousands)

N	Adjustments to Other Liabilities		$1,108
	To reverse the previous fair value adjustment on real property leases.	$(1,657)
	To record unfavorable fair value adjustment on real property leases.	$2,765

O	Adjustments to Equity-Banner		$609,224
	To record the issuance of Banner common stock as purchase price consideration (13,230,000 shares at $47.67 per share).	$630,674
	To adjust for after tax merger expenses	$(21,450)

P	Adjustments to Equity-AmericanWest		$(604,976)
	To eliminate the equity of AmericanWest.

Notes to Pro Forma Adjustments for Starbuck Merging Into Banner

Statement of Operations
(in thousands)
		For the Nine Months Ended Sep. 30, 2015	For the Twelve Months Ended Dec. 31, 2014
Q	Adjustments to Interest and Fees on Loans
	To reflect accretion to income of purchased loan discounts on non-impaired loans.	$4,520	$11,705
	To reflect accretion to income of purchased loan discounts on impaired loans.	3,017	3,703
	To reverse historical accretion of AmericanWest’s previous purchased loan discounts on non-impaired loans.	(1,172)	(1,367)
	To reverse historical accretion of AmericanWest’s previous purchased loan discounts on impaired loan.	(9,172)	(16,664)

		$(2,807)	$(2,623)

R	Adjustments to Interest on Investment Securities
	Fair value marks on investments amortized/accreted against/into income similar to premiums/discounts.	$(3,416)	$(4,555)
	To reverse historical amortization of premium on securities	12,648	15,196

		$9,232	$10,641

S	Adjustments to Deposit Interest Expense
	To reflect the amortization of deposit premium	$(625)	$(1,225)
	To reverse historical amortization of deposit premium	468	1,466

		$(157)	$241

T	Adjustments to Non-interest Expense
	To reflect the amortization of the core deposit intangible asset based on an amortization period of eight years and using an accelerated amortization method.	$3,767	$5,264
	To reverse AmericanWest’s historical core deposit intangible amortization.	$(2,205)	(3,385)

		$1,562	$1,879

U	Adjustments to Non-interest Expense
	To reverse AmericanWest’s historical acquisition expenses.	$(1,203)	$(284)
	To reverse Banner’s historical acquisition expenses.	(7,741)	(4,325)

		$(8,944)	$(4,609)

V	Adjustments to Income Tax Expense	$4,887	$3,677
	To reflect the income tax effect of the adjustments above at the statutory rate of 35%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Consolidated Historical Financial Information of Banner

The following tables set forth selected consolidated historical financial data for Banner. The annual consolidated historical information for Banner is derived from its audited consolidated financial statements as of and for each of the years ended December 31, 2010 through 2014, before the retrospective adjustments for the adoption of ASU 2014-01. The information is only a summary and should be read in conjunction with Banner’s historical consolidated financial statements and related notes. Banner’s audited consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 are contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC, which is incorporated by reference herein. Banner’s audited consolidated financial statements as of and for the years ended December 31, 2011 and 2010 are not incorporated by reference into this prospectus. The unaudited consolidated financial information as of and for the nine months ended September 30, 2015 and 2014 is derived from Banner’s unaudited consolidated financial statements, which are included in Banner’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which is incorporated by reference herein, and which, in Banner’s opinion, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair statement of Banner’s financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year ending 2015 and do not reflect any adjustments as a result of the Merger. You should not assume the results of operations for any past periods indicate results for any future period. See “Where You Can Find More Information.”

Our consolidated financial statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and for the period from January 1, 2015 through March 6, 2015 reflect only the historic results of Banner prior to our acquisition of Siuslaw and the Merger. Commencing on March 7, 2015, our consolidated financial statements also include the financial condition and results of operations of Siuslaw.

As of January 1, 2015, Banner adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standard Update (“ASU”) No. 2014-01, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. As required by ASU No. 2014-01, the new accounting methodology has been retrospectively applied to all prior periods presented, resulting in changes to other non-interest income, tax expense, and net income, deferred tax asset, other assets, and retained earnings in the prior periods presented. The ASU No. 2014-01 was effective beginning after December 15, 2014 and does not have a material impact on the Company’s consolidated financial statements. The effect of this change was a decrease in net income of $65,000 for the nine months ended September 30, 2014. The effect of this change on the revised annual statement of operations was a decrease in net income of $95,000, $341,000, $25,000, $0 and $228,000 for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 respectively. All prior periods have been reclassified to conform to the current presentation and therefore the information may not be comparable to the information included in reports previously filed by the Company with the SEC.

FINANCIAL CONDITION DATA:
	As of September 30,	As of December 31,
(In thousands) (unaudited)	2015	2014	2013	2012	2011	2010

Total assets	$5,312,310	$4,723,163	$4,388,257	$4,265,264	$4,257,465	$4,406,082
Cash and securities (1)	723,158	708,609	772,614	811,902	754,396	729,345
Loans receivable, net	4,295,274	3,757,913	3,344,187	3,158,223	3,213,426	3,305,716
Deposits	4,387,653	3,898,950	3,617,926	3,557,804	3,475,654	3,591,198
Borrowings	189,701	187,436	184,234	160,000	212,649	267,761
Common stockholders’ equity	671,202	582,888	538,331	506,619	411,748	392,472
Preferred stockholders’ equity	—	—	—	—	120,702	119,000
Total stockholders’ equity	671,202	582,888	538,331	506,619	532,450	511,472
Shares outstanding	20,962	19,572	19,544	19,455	17,553	16,165
Shares outstanding excluding unearned, restricted shares held in ESOP	20,962	19,572	19,509	19,421	17,519	16,130

OPERATING DATA:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(In thousands) (unaudited)	2015	2014	2014	2013	2012	2011	2010

Interest income	$157,939	$141,410	$190,661	$179,712	$187,162	$197,563	$218,082
Interest expense	7,758	8,199	10,789	12,996	19,514	32,992	60,312

Net interest income before provision for loan losses	150,181	133,211	179,872	166,716	167,648	164,571	157,770
Provision for loan losses	—	—	—	—	13,000	35,000	70,000

Net interest income	150,181	133,211	179,872	166,716	154,648	129,571	87,770
Deposit fees and other service charges	27,435	22,237	30,553	26,581	25,266	22,962	22,009
Mortgage banking operations revenue	13,238	7,282	10,249	11,170	13,812	6,146	7,321
Other-than-temporary impairment recoveries (losses)	—	—	—	409	(409)	3,000	(4,231)
Net change in valuation of financial instruments carried at fair value	735	1,662	1,374	(2,278)	(16,515)	(624)	1,747
All other operating income	2,527	11,697	12,815	8,780	5,136	3,531	3,257

Total other operating income	43,935	42,878	54,991	44,662	27,290	35,015	30,103
OREO operations expense (recoveries), net	190	(260)	(446)	(689)	3,354	22,262	26,025
All other operating expenses	136,157	112,772	154,187	141,664	138,099	135,842	134,776

Total other operating expense	136,347	112,512	153,741	140,975	141,453	158,104	160,801

Income (loss) before provision for income tax expense (benefit)	57,769	63,577	81,822	70,403	40,485	6,482	(42,928)
Provision for income tax expense (benefit)	19,440	21,221	27,052	24,189	(24,372)	1,025	19,196

Net income (loss)	$38,329	$42,356	$54,070	$46,214	$64,857	$5,457	$(62,124)

PER COMMON SHARE DATA:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Net income (loss):
Basic	$1.88	$2.19	$2.79	$2.39	$3.17	$(0.15)	$(7.23)
Diluted	1.87	2.18	2.79	2.38	3.16	(0.15)	(7.23)
Common stockholders’ equity per share (2)(9)	32.02	29.29	29.78	27.59	26.09	23.50	24.33
Common stockholders’ tangible equity per share (2)(9)	30.75	29.12	29.64	27.47	25.87	23.14	23.80
Cash dividends	0.54	0.54	0.72	0.54	0.04	0.10	0.28
Dividend payout ratio (basic)	28.77%	24.67%	25.78%	22.62%	1.26%	(66.43)%	(3.87)%
Dividend payout ratio (diluted)	28.83%	24.72%	25.84%	22.67%	1.27%	(66.55)%	(3.87)%

OTHER DATA:

	As of September 30,	As of December 31,
	2015	2014	2013	2012	2011	2010

Full time equivalent employees	1,240	1,150	1,084	1,074	1,078	1,060
Number of branches	93	93	88	88	89	89

KEY FINANCIAL RATIOS:

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Performance Ratios:
Return on average assets (3)	1.00%	1.24%	1.17%	1.09%	1.54%	0.13%	(1.36)%
Return on average common equity (4)	7.93	10.15	9.60	8.79	11.63	1.37	(17.25)
Average common equity to average assets	12.65	12.17	12.18	12.35	13.22	9.31	7.90
Interest rate spread (5)	4.13	4.05	4.04	4.08	4.13	3.99	3.61
Net interest margin (6)	4.14	4.07	4.07	4.11	4.17	4.05	3.67
Non-interest income to average assets	1.15	1.25	1.19	1.05	0.65	0.82	0.66
Non-interest expense to average assets	3.57	3.28	3.32	3.31	3.35	3.69	3.53
Efficiency ratio (7)	70.24	63.89	65.67	67.11	72.71	79.62	86.03
Average interest-earning assets to funding liabilities	108.77	108.72	108.78	108.28	109.11	106.90	104.32
Selected Financial Ratios:
Allowance for loan losses as a percent of total loans at end of period	1.77	1.95	1.98	2.17	2.37	2.52	2.86
Net charge-offs (recoveries) as a percent of average outstanding loans during the period	0.03	—	(0.05)	0.08	0.57	1.50	1.88
Non-performing assets as a percent of total assets	0.56	0.50	0.43	0.66	1.18	2.79	5.77
Allowance for loan losses as a percent of non-performing loans (8)	328.60	375.81	453.56	299.81	223.20	110.09	64.30
Common stockholders’ tangible equity to tangible assets (9)	12.20	11.99	12.30	12.23	11.80	9.54	8.73
Consolidated Capital Ratios:
Total capital to risk-weighted assets	15.67	16.62	16.80	16.99	16.96	18.07	16.92
Tier 1 capital to risk-weighted assets	14.41	15.36	15.54	15.73	15.70	16.80	15.65
Tier 1 leverage capital to average assets	13.85	13.17	13.41	13.64	12.74	13.44	12.24

(1)	Includes securities trading, available-for-sale and held-to-maturity.
(2)	Calculated using shares outstanding excluding unearned restricted shares held in ESOP and adjusted for 1-for-7 reverse stock split.
(3)	Net income divided by average assets.
(4)	Net income divided by average common equity.
(5)	Difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net interest income before provision for loan losses as a percent of average interest-earning assets.
(7)	Other operating expenses divided by the total of net interest income before loan losses and other operating income (non-interest income).
(8)	Non-performing loans consist of nonaccrual and 90 days past due loans.
(9)	Common stockholders’ tangible equity per share and the ratio of tangible common stockholders’ equity to tangible assets are non-GAAP financial measures. We calculate tangible common equity by excluding the balance of goodwill, other intangible assets and preferred equity from stockholders’ equity. We calculate tangible assets by excluding the balance of goodwill and other intangible assets from total assets. We believe that this is consistent with the treatment by our bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. In addition, excluding preferred equity, the level of which may vary from company to company, allows investors to more easily compare our capital adequacy to other companies in the industry that also use this measure. Management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our capital position. However, these non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP. Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures as calculated by other companies. For a reconciliation of these non–GAAP measures, see Item 7, “Management’s Discussion and Analysis of Financial Condition—Executive Overview,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Selected Consolidated Historical Financial Information of Starbuck

The following tables set forth selected consolidated historical financial and other data of SKBHC, the holding company of Starbuck for the periods and at the dates indicated. Audited financial information for Starbuck alone is not available; however, as noted in the pro forma financial statements, Starbuck comprised more than 100.0% of the consolidated assets of SKBHC as of September 30, 2015 and more than 127.2% of

SKBHC’s net income for the nine months ended September 30, 2015 and more than 105.0% for the twelve months ended December 31, 2014. The information in the tables is derived in part from the audited financial statements of SKBHC for the fiscal years ended December 31, 2014, 2013 and 2012. Such information should be read in conjunction with SKBHC’s audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 in Banner’s Current Report on Form 8-K filed on December 11, 2015, which is incorporated by reference into this prospectus. The selected unaudited interim consolidated financial information as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 are derived from the unaudited interim consolidated financial statements of SKBHC, which are also contained in Banner’s Current Report on Form 8-K filed on December 11, 2015, which is incorporated by reference herein, and which, in Starbuck’s opinion, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair statement of Starbuck’s financial position and results of operations for such periods. See the section entitled “Where You Can Find More Information”.

SKBHC’s consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and for the period from January 1, 2015 through February 2, 2015 reflect only the historic results of SKBHC prior to its acquisition of GSB. Commencing on February 3, 2015, SKBHC’s consolidated financial statements also include the financial condition and results of operations of GSB.

FINANCIAL CONDITION DATA:

	As of September 30,	As of December 31,
	(unaudited)	(audited)
	2015	2014	2013	2012

Total assets	$4,526,785	$4,211,976	$3,943,195	$2,763,445
Cash and securities	1,126,623	1,147,363	1,217,242	723,685
Total net loans	2,975,318	2,658,325	2,283,548	1,717,631
Deposits	3,620,254	3,294,605	3,274,081	2,196,530
Borrowings	247,199	283,752	73,095	88,179
Total members’ equity	591,286	564,582	530,161	444,036

OPERATING DATA:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	(unaudited)		(audited)
	2015	2014	2014	2013	2012

Interest income	$125,005	$115,028	$154,466	$149,298	$113,111
Interest expense	7,573	4,976	7,034	5,739	4,594

Net interest income before provision for loan losses	117,432	110,052	147,432	143,559	108,517
Provision for loan losses	(1,189)	997	1,489	4,211	3,807

Net interest income	118,621	109,055	145,943	139,348	104,710
Deposit fees and other service charges	12,217	11,312	15,644	13,999	10,306
Mortgage banking operations revenue	4,181	2,851	3,981	6,846	7,202
All other non-interest income	10,768	19,726	23,435	22,210	13,153

Total non-interest income	27,166	33,889	43,060	43,055	30,661
REO expense	3,290	4,638	5,999	8,560	7,929
All other non-interest expenses	107,044	108,716	151,183	166,243	120,665

Total non-interest expenses	110,334	113,354	157,182	174,803	128,594
Income before income tax expense (benefit)	35,453	29,590	31,821	7,600	6,777
Income tax expense	13,695	12,604	9,869	579	(63,307)

Net income	$21,758	$16,986	$21,952	$7,021	$70,084

MANAGEMENT AND BOARD OF DIRECTORS

The information below is a summary. In addition to the other information contained in or incorporated by reference herein, you should consider the information under the caption, “Meetings and Committees of the Board of Directors” beginning on page 8 in our Annual Proxy Statement filed with the SEC on March 24, 2015. See “Where You Can Find More Information.”

The following table sets forth information regarding our executive officers and directors, as of the date of this prospectus:

Name	Age	Position with Banner Corporation	Position with Banner Bank
Mark J. Grescovich	51	President and Chief Executive Officer, Director	President and Chief Executive Officer, Director

Lloyd W. Baker	67	Executive Vice President and Chief Financial Officer	Executive Vice President

Richard B. Barton	72		Executive Vice President and Chief Lending Officer

Douglas M. Bennett	63		Executive Vice President, Real Estate Lending Operations

Tyrone J. Bliss	58		Executive Vice President, Risk Management and Compliance Officer

James R. Claffee	70		Executive Vice President and Chief Integration Officer

Peter J. Conner	50		Executive Vice President and Chief Financial Officer

Kenneth A. Larsen	46		Executive Vice President, Mortgage Banking

Cynthia D. Purcell	58		Executive Vice President of Retail Banking and Administration

M. Kirk Quillin	53		Executive Vice President, East Region, Commercial Banking

James T. Reed, Jr.	53		Executive Vice President, West Region Commercial Banking

Steven W. Rust	68		Executive Vice President and Chief Information Officer

Gary W. Wagers	55		Executive Vice President, Retail Products and Services

Keith A. Western	60		Executive Vice President, California & S. Oregon Commercial Banking

Gary Sirmon	72	Chairman of the Board, Director	Chairman of the Board, Director

Name	Age	Position with Banner Corporation	Position with Banner Bank

Jesse G. Foster	77	Vice Chairman of the Board, Director	Vice Chairman of the Board, Director

Robert D. Adams	74	Director	Director

Gordon E. Budke	74	Director	Director

Connie R. Collingsworth	57	Director	Director

Spencer C. Fleischer	62	Director	Director

Michael J. Gillfillan	67	Director	Director

D. Michael Jones	73	Director	Director

David A. Klaue	62	Director	Director

Constance H. Kravas	69	Director	Director

John R. Layman	57	Director	Director

Brent A. Orrico	66	Director	Director

Michael M. Smith	61	Director	Director

Executive Officers

Mark J. Grescovich is President and Chief Executive Officer, and a director, of Banner Corporation and Banner Bank. Mr. Grescovich joined the Bank in April 2010 and became Chief Executive Officer in August 2010 following an extensive banking career specializing in finance, credit administration and risk management. Prior to joining the Bank, Mr. Grescovich was the Executive Vice President and Chief Corporate Banking Officer for Akron, Ohio-based FirstMerit Corporation and FirstMerit Bank N.A., a commercial bank with $14.5 billion in assets and over 200 branch offices in three states. He assumed the role and responsibility for FirstMerit’s commercial and regional line of business in 2007, having served since 1994 in various commercial and corporate banking positions, including that of Chief Credit Officer. Prior to joining FirstMerit, Mr. Grescovich was a Managing Partner in corporate finance with Sequoia Financial Group, Inc. of Akron, Ohio and a commercial and corporate lending officer and credit analyst with Society National Bank of Cleveland, Ohio.

Lloyd W. Baker joined First Savings Bank of Washington (now Banner Bank) in 1995 as Asset/Liability Manager, has been a member of the executive management committee since 1998 and has served as the Chief Financial Officer of Banner Corporation since 2000 and of Banner Bank from 2000 to October 2015. His banking career began in 1973.

Richard B. Barton joined Banner Bank in 2002 as Chief Credit Officer. Mr. Barton’s banking career began in 1972 with Seafirst Bank and Bank of America, where he served in a variety of commercial lending and credit risk management positions. In his last positions at Bank of America before joining Banner Bank, he served as the senior real estate risk management executive for the Pacific Northwest and as the credit risk management executive for the west coast home builder division. Mr. Barton was named Chief Lending Officer in 2008.

Douglas M. Bennett, who joined First Federal Savings and Loan (now Banner Bank) in 1974, has over 38 years of experience in real estate lending. He has served as a member of Banner Bank’s executive management committee since 2004.

Tyrone J. Bliss joined Banner Bank in 2002 and has served in his current position since 2006. Mr. Bliss is a Certified Regulatory Compliance Manager with more than 35 years of commercial banking experience. Prior to joining Banner Bank, his career included senior risk management and compliance positions with Bank of America’s Consumer Finance Group, Barnett Banks, Inc., and Florida-based community banks.

James Claffee joined Banner Bank in 2015 with the acquisition of AmericanWest Bank. Mr. Claffee has more than 40 years of experience in banking and has served in senior executive positions with banks in Washington, Arizona, California and New England. Mr. Claffee was President and Chief Operating Officer of AmericanWest Bank and Starbuck Bancshares, responsible for strategic growth in the region and for the integration of nine acquisitions over the previous four years prior to that. Mr. Claffee is a graduate of Tufts University. He holds an M.B.A. from San Diego State University. He also completed the Liberal Arts Program for Senior Managers at Stanford, The J.L. Kellogg School of International Management and attended the Stonier Graduate School of Banking. He has been active in charitable and philanthropic organizations throughout his career. Mr. Claffee is a Vietnam veteran and served as an officer in the U.S. Navy.

Peter J. Conner joined Banner Bank in 2015 with the acquisition of AmericanWest Bank. Prior to joining Banner, Mr. Conner was the Chief Financial Officer for SKBHC LLC and AmericanWest Bank since 2010. Mr. Conner has 25 years of experience in executive finance positions at Wells Fargo Bank as well as regional community banks. Additionally, he spent time as a managing director for FSI Group, where he evaluated and placed equity fund investments in community banks. He earned a B.S. in Quantitative Economics from the University of California at San Diego and a Masters of Business from the Haas School of Business at U.C. Berkeley.

Kenneth A. Larsen joined Banner Bank in 2005 as the Real Estate Administration Manager and was promoted to his current position in 2010. Mr. Larsen currently serves as Mortgage Banking Director and is responsible for the Bank’s mortgage banking activities from origination, administration, secondary marketing, through loan servicing. Mr. Larsen has had a 24-year career in mortgage banking, including all facets of the industry and management. A graduate of Eastern Washington University, he earned a Bachelor of Arts in Education with a degree in Social Science and earned certificates from the Pacific Coast Banking School and the School of Mortgage Banking. He is also a Certified Mortgage Banker, the highest designation recognized by the Mortgage Bankers Association. Mr. Larsen began his career at Action Mortgage/Sterling Savings, later moving to Peoples Bank of Lynden where he managed the mortgage banking operation. Mr. Larsen served as the 90th President of the Seattle Mortgage Bankers Association. Currently he is the Chairman of the Washington Mortgage Bankers Association and a recent appointee by the Governor of Washington State to serve as a commissioner on the Washington State Housing Finance Commission. He was promoted to Executive Vice President in 2015.

Cynthia D. Purcell was formerly the Chief Financial Officer of Inland Empire Bank (now Banner Bank), which she joined in 1981. She has served as Executive Vice President since 2000. Ms. Purcell is responsible for managing Retail Banking including Mortgage Banking, Small Business Banking and Digital Delivery Channels, as well as administrative support functions for the organization.

M. Kirk Quillin joined Banner Bank’s commercial banking group in 2002 as a Senior Vice President and commercial loan manager and was named to his current position as the East Region Commercial Banking Executive in July 2012. He is responsible for commercial and specialty banking for all locations in Eastern Washington, Eastern Oregon and Idaho. Mr. Quillin began his career in the banking industry in 1984 with Idaho First National Bank, which is now U.S. Bank. His career also included management positions in commercial lending with Washington Mutual. He earned a B.S. in Finance and Economics from Boise State University and was certified by the Pacific Coast Banking School and Northwest Intermediate Commercial Lending School.

James T. Reed, Jr. joined Towne Bank (now Banner Bank) as a Vice President and Commercial Branch Manager in July 1995 and was named to his current position as the West Region Commercial Banking Executive in July 2012. He is responsible for Commercial Banking in Western Washington and Western Oregon as well as Specialty Banking. Mr. Reed began his banking career with Rainier Bank, which later became Security Pacific Bank and later still West One Bank. He earned a Bachelor of Arts in Interdisciplinary Arts and Sciences from the University of Washington and earned certificates from Pacific Coast Banking School, Northwest Intermediate Banking School and Northwest Intermediate Commercial Lending School. Currently, Mr. Reed sits on the University of Washington Bothell Advisory Board, the University of Washington Foundation Board and the Association of Washington Business Board of Directors.

Steven W. Rust joined Banner Bank in October 2005. Mr. Rust has over 36 years of relevant industry experience prior to joining Banner Bank and was founder and President of InfoSoft Technology, through which he worked for nine years as a technology consultant and interim Chief Information Officer for banks and insurance companies. He worked 19 years with US Bank/West One Bancorp as Senior Vice President & Manager of Information Systems.

Gary W. Wagers joined Banner Bank as Senior Vice President, Consumer Lending Administration in 2002 and was named to his current position in Retail Products and Services in January 2008. Mr. Wagers began his banking career in 1982 at Idaho First National Bank. Prior to joining Banner Bank, his career included senior management positions in retail lending and branch banking operations with West One Bank and US Bank.

Keith A. Western is Executive Vice President, Commercial Banking for Banner Bank, joining Banner with the merger of AmericanWest Bank and Banner Bank. Prior to the merger, Mr. Western was President of Northwest Banking for AmericanWest Bank since 2011. Mr. Western has 38 years of banking experience across multiple markets including the western, eastern and mid-western United States and Canada. The bulk of Mr. Western’s career was with Bank of America (approximately 15 years) and Citibank (approximately 12 years) in a variety of assignments including asset based lending, commercial and business banking, and credit risk management.

Directors

Gary Sirmon is Chairman of the Board and a director of Banner and Banner Bank. He joined Banner Bank in 1980 as an Executive Vice President and served as its Chief Executive Officer from 1982 until February 2002. Mr. Sirmon’s extensive career in banking has given him expertise in management, strategic planning, risk management, and mergers and acquisitions.

Jesse G. Foster is Vice Chairman of the Board and a director of Banner and Banner Bank. Mr. Foster retired as an officer of Banner in 2003 and served as a consultant to Banner Bank until the end of 2010. He was formerly the Chief Executive Officer, President and a director of Inland Empire Bank, which he joined in 1962. Mr. Foster’s banking career has given him expertise in all areas of banking.

Mark J. Grescovich is a director, and President and Chief Executive Officer, of Banner Corporation and Banner Bank. See above under “—Executive Officers” for more information about Mr. Grescovich.

Robert D. Adams sold his business interests in 2005 as a partner in, and retired as President and Chief Executive Officer of, Carroll Adams Tractor Co., which sold and rented farm, industrial and consumer equipment and with which he was affiliated for 36 years. Through his career, Mr. Adams developed expertise in management, risk assessment, and agricultural and commercial building construction. Also during his career, Mr. Adams remained active in the United States Air Force Reserve, retiring as a Lt. Colonel.

Gordon E. Budke is President of Budke Consulting, PLLC, which specializes in general business assistance to small and growing companies. A Certified Public Accountant with over 38 years of experience in public accounting, Mr. Budke retired as a partner from Coopers & Lybrand (now PricewaterhouseCoopers) in October 1997. His qualification as an audit committee financial expert was the primary reason for his nomination to the Board. Mr. Budke also serves on the Board of Directors of Yokes Foods, Inc.

Connie R. Collingsworth serves as General Counsel and Secretary of the Bill & Melinda Gates Foundation in Seattle, Washington, where she manages the Foundation’s legal needs and has provided leadership in the areas of risk management, compliance and corporate governance. Since 2007, she has also served on the Foundation’s Executive Leadership Team, which is responsible for the development and execution of Foundation-wide strategy and policy and coordination of overall operations. Prior to joining the Foundation in 2002, Ms. Collingsworth was a partner of Preston Gates & Ellis, now K&L Gates, a leading Northwest law firm based in Seattle, where she served as lead attorney for a broad range of commercial transactions, mergers and acquisitions, and private equity financings. Ms. Collingsworth also serves on the Board of Directors of Premera Blue Cross, one of the largest health plan providers in the Pacific Northwest.

Spencer Fleischer is a founder, Co-CEO and President of Friedman Fleischer & Lowe, LLC and a director of The Clorox Company, Levi Strauss & Co. and Strategic Asset Management, LLC. He was a director of Wilton Re Holdings Limited from June 2004 to June 2014. He is a member of the Development Committee for Lincoln College, Oxford and a Director of Americans for Oxford, Inc. Mr. Fleischer served as an advisor to the Investment Committee of the William and Flora Hewlett Foundation for ten years. Mr. Fleischer previously spent 19 years with Morgan Stanley as an investment banker and manager. He was a member of the worldwide Investment Banking Operating Committee, Head of Investment Banking in Asia and Head of Corporate Finance for Europe. He earned an M.Phil. in Management Studies at Oxford University as a Rhodes Scholar and graduated from the University of the Witwatersrand in Johannesburg with a B.A. (Hons) in Economics.

Michael J. Gillfillan co-founded AloStar Bank of Commerce in 2011 and served as its Chief Executive Officer and Chairman from April 2011 to April 2015. Mr. Gillfillan spent 35 years in banking and finance positions, with extensive leadership experience in troubled debt restructuring, turnaround management and strategic finance issues dealing with capital structure and capital adequacy. Mr. Gillfillan spent more than 25 years at Wells Fargo and Company, serving as its Vice Chairman and Chief Credit Officer for the greater part of the period from 1991 to 1999. He previously served as Director of Union Bank of California, N.A., MUFG Union Bank, N.A. and UnionBanCal Corporation. Mr. Gillfillan received an M.B.A. from the University of California at Los Angeles and a B.A. in History from the University of California at Berkeley.

From August 1999 until February 2007, Mr. Gillfillan was a member of the board of directors of James Hardie Industries Limited (“Hardie”), an Australian company that was subject to asbestos claims arising out of its legacy business. In 2007, the Australian Securities and Investment Commission filed a civil lawsuit related to a February 2001 announcement by Hardie to the Australian Stock Exchange concerning the establishment of a foundation to compensate asbestos victims. In April 2009, a trial court in New South Wales, Australia (“NSW”) issued a judgment finding that the directors of Hardie, including Mr. Gillfillan, and several members of management breached their duties of care and diligence by approving a draft of the February 2001 announcement. The court determined that the announcement was misleading because it incorrectly suggested that the foundation would have sufficient funds to pay all legitimate claims. In 2010, the NSW Court of Appeal upheld an appeal on behalf of the non-executive directors, including Mr. Gillfillan, overturning the trial court ruling. In 2012, the High Court of Australia overturned the NSW Court of Appeal ruling and upheld the finding of the NSW trial court. The court imposed civil monetary penalties on each of the former independent directors, including Mr. Gillfillan, and precluded such individuals from managing an Australian corporation for a period of three years. Mr. Gillfillan’s disqualification ended December 31, 2012.

D. Michael Jones retired in 2010 as President and Chief Executive Officer of Banner and Banner Bank. He joined Banner Bank in 2002 following an extensive career in banking, finance and accounting. Mr. Jones is a Certified Public Accountant (inactive) and served as President and Chief Executive Officer from 1996 to 2001 for Source Capital Corporation, a lending company in Spokane, Washington. From 1987 to 1995, Mr. Jones served as President of West One Bancorp, a large regional banking franchise based in Boise, Idaho. Mr. Jones’ banking career has given him expertise in all areas of banking.

David A. Klaue served as Chairman of the Board of Directors of F&M Bank until its acquisition by Banner Bank in May 2007. He is Chairman of the Board of Empire Lumber Co., a diversified wood products manufacturer with operations in Washington, Idaho and Montana; Felts Field Aviation, an air transportation company; Park Ranch Land & Cattle Co., a cow/calf feeder and hay producer; and Empire Investments, a real estate investment company, companies with which he has been affiliated for over 34 years. He is a managing member in various other real estate investment, equipment and sales companies. Mr. Klaue’s career has afforded him expertise in banking, business, agricultural and real estate management.

Constance H. Kravas is the University of Washington’s Vice President for University Advancement and also serves as the President of the University of Washington Foundation. Prior to joining the University of Washington in 2001, she served as Vice Chancellor for University Advancement at the University of California,

Riverside, and as Vice President for Advancement of Washington State University and President of the Washington State University Foundation. Dr. Kravas has over 35 years of experience in leadership and management positions for not-for-profit boards.

John R. Layman served as co-Vice Chairman of the Board of Directors of F&M Bank until its acquisition by Banner Bank in May 2007. He is managing partner of Layman Law Firm, PLLP, with which he has been associated since 1983. His areas of practice include real estate development, commercial litigation, personal injury and product liability. He also has experience in corporate duties, securities litigation, fiduciary obligations and reporting requirements.

Brent A. Orrico is President of FAO Corporation, an asset management company, and is a principal of B & O Financial Management Company, with which he has been affiliated for 18 years. Mr. Orrico has 34 years of experience in banking and finance-related business activities, including having served as an executive officer at a major financial institution and being a founding member of two community banks. Mr. Orrico also serves as a director of Islanders Bank.

Michael M. Smith has managed a family-owned farming and orchard operation, B.T. Loftus Ranches, Inc., in Washington’s Yakima valley since 1974. He is also a founder, director and former president of Yakima Chief, Inc., an international hops sales organization. Mr. Smith’s career has afforded him experience in managing financial and operational aspects of agricultural companies.

Board of Directors

In connection with the Merger, effective October 1, 2015, in accordance with our bylaws, the Board increased the number of members on our Board from 12 to 17. Thereafter, we appointed Michael J. Gillfillan and Spencer Fleischer to fill two of the resulting vacancies. Mr. Gillfillan currently serves on our Corporate Governance / Nominating Committee and Executive Committee. Both Mr. Gillfillan and Mr. Fleischer will be up for re-election at our 2016 annual meeting.

Two of the three remaining vacancies on our Board are being reserved for such persons as may be mutually agreed by the Board and the SKBHC board of directors pursuant to the terms of the merger agreement for the Merger, and the remaining vacancy is being reserved for a nominee to be appointed pursuant to the terms of the Investor Letter Agreement, dated as of November 5, 2014, between Banner and Oaktree Principal Fund V (Delaware) and certain of its affiliates.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of December 9, 2015 regarding the beneficial ownership of our common stock, after giving effect to the Merger, by:

•	those persons or entities (or groups of affiliated person or entities) known by management to beneficially own more than five percent of Banner’s common stock other than directors and executive officers;

•	each Selling Stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all current directors and executive officers of Banner as a group.

Persons and groups who beneficially own in excess of five percent of Banner’s common stock are required to file with the SEC, and provide a copy to us, reports disclosing their ownership under the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”). To our knowledge, no other person or entity, other than those set forth below, beneficially owned more than five percent of the outstanding shares of Banner’s common stock as of the close of business on December 9, 2015.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In accordance with Rule 13d-3 of the Securities Exchange Act, a person is deemed to be the beneficial owner of any shares of common stock if he or she has voting and/or investment power with respect to those shares. Therefore, the table below includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options that are currently exercisable or exercisable within 60 days after the voting record date are included in the number of shares beneficially owned by the person and are deemed outstanding for the purpose of calculating the person’s percentage ownership. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of December 9, 2015, there were 32,823,123 shares of Banner common stock outstanding. Unless otherwise indicated, the address for each five percent stockholder, director and executive officer listed below is 10 South First Avenue, Walla Walla, WA 99362.

				Shares owned following completion of this offering
	Shares Owned as of November 24, 2015		Shares offered in this offering	Assuming no exercise of the underwriters’ option to purchase additional shares		Assuming full exercise of the underwriters’ option to purchase additional shares
Name and Address of Beneficial Owner	Number	%	Number	Number	%	Number	%
5% Stockholders:
BlackRock, Inc. (1)	1,762,259	5.4	—
Oaktree Funds (2)	2,598,988	7.9
FFL Holders (3)	2,598,988	7.9
Selling Stockholders:
Oaktree Funds (2)	2,598,988	7.9
FFL Holders (3)	2,598,988	7.9
GS Entities (4)	1,259,803	3.8

				Shares owned following completion of this offering
	Shares Owned as of November 24, 2015		Shares offered in this offering	Assuming no exercise of the underwriters’ option to purchase additional shares		Assuming full exercise of the underwriters’ option to purchase additional shares
Name and Address of Beneficial Owner	Number	%	Number	Number	%	Number	%
Named Executive Officers and Directors:
Robert D. Adams	20,165	*	—
Gordon E. Budke	3,247	*	—
Connie R. Collingsworth	1,696	*	—
Spencer C. Fleischer	—	—	—
Jesse G. Foster	11,325	*	—
Michael J. Gillfillan	100	*	—
D. Michael Jones	24,049	*	—
David A. Klaue	88,410	*	—
Constance H. Kravas	13,826	*	—
John R. Layman	22,476	*	—
Brent A. Orrico	72,058	*	—
Gary Sirmon	38,285	*	—
Michael M. Smith	25,005	*	—
Mark J. Grescovich	95,526	*	—
Lloyd W. Baker	23,631	*	—
Richard B. Barton	13,223	*	—
Douglas M. Bennett	10,079	*	—
Cynthia D. Purcell	11,942	*	—
All Executive Officers and Directors as a group (27 Persons)	648,568	1.98%

(1)	Based on a Schedule 13G/A dated January 15, 2015, which reports sole voting power over 1,715,528 shares and sole dispositive power over 1,762,259 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10022.

(2)	Oaktree Principal Fund V (Delaware), L.P. (the “PF V Fund”) and Oaktree FF Investment Fund AIF (Delaware), L.P. (the “AIF Fund”) constitute the Oaktree Funds.

The following entities may be deemed to have indirect beneficial ownership of the shares held by the PF V Fund: Oaktree Capital Group Holdings GP, LLC (“OCGH GP”), in its capacity as the manager of Oaktree Capital Group, LLC (“OCG”) and the general partner of Oaktree Capital Group Holdings, L.P. (“OCGH LP”); OCG, in its capacity as managing member of Oaktree Holdings, LLC (“Oaktree Holdings”); Oaktree Holdings, in its capacity as managing member of OCM Holdings I, LLC (“OCM Holdings I”); OCM Holdings I, in its capacity as general partner of Oaktree Capital I, L.P. (“Oaktree Capital I”); Oaktree Capital I, in its capacity as general partner of Oaktree Fund GP I, L.P. (“Oaktree Fund GP I”); Oaktree Fund GP I, in its capacity as managing member of Oaktree Fund GP, LLC (“Oaktree Fund GP”); and Oaktree Fund GP, in its capacity as general partner of the PF V Fund.

The following entities may be deemed to have indirect beneficial ownership of the shares held by the AIF Fund: OCGH GP, in its capacity as the general partner of OCGH LP; OCGH LP in its capacity as the sole voting shareholder of Oaktree AIF Holdings, Inc. (“Oaktree AIF Holdings”); Oaktree AIF Holdings, in its capacity as general partner of Oaktree AIF Investments, L.P. (“Oaktree AIF Investments”); Oaktree AIF Investments, in its capacity as general partner of Oaktree Fund GP III, L.P. (“Oaktree GP III”); Oaktree GP III, in its capacity as managing member of Oaktree Fund GP AIF, LLC (“Oaktree GP AIF”); Oaktree GP AIF, in its capacity as general partner of Oaktree Fund AIF Series, L.P. (“Oaktree AIF” and, collectively with OCGH GP, OCGH LP, OCG, Oaktree Holdings, Oaktree Holdings I, Oaktree Capital I, Oaktree Fund GP I, Oaktree Fund GP, Oaktree AIF Holdings, Oaktree AIF Investments, Oaktree GP III and Oaktree GP AIF, collectively, the “Oaktree Entities”), and Oaktree AIF, in its capacity as general partner of the AIF Fund.

OCGH GP is managed by an executive committee, the members of which are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Stephen A. Kaplan and David M. Kirchheimer (the “OCGH GP Members”). In such capacity, the OCGH GP Members may be deemed to have indirect beneficial ownership of the shares held directly or indirectly by the Oaktree Funds.

Each Oaktree Entity and each OCGH GP Member disclaims beneficial ownership of the equity interests and the shares held directly or indirectly by the Oaktree Funds except to the extent of their respective pecuniary interest therein, if any. The address for each of the Oaktree Funds is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(3)	Friedman Fleischer & Lowe Capital Partners III, L.P, Friedman Fleisher & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P. and FFL Executive Partners III, L.P. collectively constitute the FFL Holders. Friedman Fleischer & Lowe GP III, L.P. is the general partner of the FFL Holders. As such, Friedman Fleischer & Lowe GP III, L.P. may be deemed to have the power to direct the voting and disposition of the shares owned by the FFL Holders. Friedman Fleischer & Lowe GP III, L.P. disclaims beneficial ownership of any shares of common stock owned by the FFL Holders, except to the extent of its pecuniary interest therein. Friedman Fleischer & Lowe GP III, LLC is the general partner of Friedman Fleischer & Lowe GP III, L.P. As such, Friedman Fleischer & Lowe GP III, LLC may be deemed to have the power to direct the voting and disposition of the shares owned by the FFL Holders. Friedman Fleischer & Lowe GP III, LLC disclaims beneficial ownership of any shares of common stock owned by the FFL Holders, except to the extent of its pecuniary interest therein. The address for each of the FFL Holders is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Suite 2200, San Francisco, CA 94111.

(4)	GS Capital Partners VI Fund, L.P., a Delaware limited partnership, GS Capital Partners VI Offshore Fund, L.P., a Cayman Islands exempted limited partnership, GS Capital Partners VI Parallel, L.P., a Delaware limited partnership, and GS Capital Partners VI GmbH & Co. KG, a German limited partnership, constitute the GS Entities. Goldman, Sachs & Co. (“GS”) is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GSG”). GS is an underwriter for this offering, an affiliate of broker-dealers and is the investment manager for the GS Entities. The GS Entities, of which affiliates of GSG are the general partner, managing general partner or investment manager, share voting and investment power with certain of its respective affiliates. Each of GS and GSG disclaims beneficial ownership of the equity interests and the shares held directly or indirectly by the GS Entities except to the extent of their respective pecuniary interest therein, if any. The address for each of the GS Entities is 200 West Street, New York, New York 10282.

In addition to the 1,259,803 shares of our common stock the GS Entities hold, the GS Entities also hold 1,339,185 shares of our non-voting common stock. Upon any permitted transfer of those shares, including in connection with a widely distributed public offering, the shares of non-voting common stock will convert into our voting common stock. See “Description of Our Capital Stock—Non-voting Common Stock.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The information below is a summary. You should consider the information in the summaries below in addition to the other information contained in or incorporated by reference herein, including information in the notes to our audited and unaudited financial statements, which are incorporated by reference herein.

We have a number of written policies governing transactions with related parties. These policies are intended to ensure that all transactions entered into with related parties are in the best interests of Banner and its stockholders. As a general rule, transactions with directors and officers, and their related interests are prohibited. An exception applies to normal banking relationships.

Our Code of Ethics provides that where an officer or director finds that any financial or business relationship with customers, consultants or vendors may impair, or appear to impair, the independence of business judgment on behalf of Banner, that person must (1) disclose fully to a supervisor, the Chief Executive Officer or to the board of directors the existence and nature of the conflict and (2) remove and insulate himself/herself from all decision-making and action related to that financial or business activity of Banner. Each year, our directors and officers complete a conflict of interest questionnaire to ensure that no conflicts, or potential conflicts, of interest are overlooked.

The Banks have followed a policy of granting loans to our employees, officers and directors, which fully complies with all applicable federal and state regulations. All outstanding loans to our directors and executive officers: (1) were made in the ordinary course of business; (2) were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Banks; and (3) did not involve more than the normal risk of collectibility or present other unfavorable features when made. Loans made to executive officers and directors are granted pursuant to the normal underwriting procedures of the Banks. Loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to that person and his or her related interests, are in excess of the greater of $25,000 or 5% of the institution’s capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the board of directors. All lines of credit to insiders that, combined with other loans, do not exceed $500,000 for directors and their related interests or $100,000 for executive officers and that do not fall within the exceptions to Regulation O of the Federal Reserve Board must be approved by the board of directors at least annually. All loan approval and review procedures are governed by written policies.

In addition, each director and executive officer completes a form annually to identify all related interests. Deposit and loan accounts of directors, executive officers and related interests are then coded in our systems so that developments can be tracked. Our Regulation O officer, a compliance specialist, monitors developments monthly and completes a quarterly report of Regulation O compliance which is submitted to the board of directors.

Investor Letter Agreements

The following is a summary of the material provisions of the investor letter agreements that were entered into by and among Banner and investment funds affiliated with each of Oaktree Principal Fund V (Delaware), L.P. (“Oaktree”), Friedman Fleischer and Lower Capital Partners III, L.P. (“FFL”) and GS Capital Partners VI Fund, L.P. (“GSCP” and, collectively, with Oaktree and FFL, the “Starbuck Investors”) and certain of their respective affiliates, respectively, in connection with the consummation of the Merger. The shares issued to the Starbuck investors at the effective time of the Merger represented approximately 38.6% of the aggregate shares outstanding of Banner common stock and Banner non-voting common stock, based on the number of shares of Banner common stock and Banner non-voting common stock outstanding as of October 1, 2015. The descriptions of the investor letter agreements are qualified in their entirety by reference to the Investor Letter Agreements dated as of November 5, 2014 by and between the Company and each of Oaktree, FFL and GSCP, respectively, filed as Exhibits 10.1, 10.2 and 10.3 to our Current Report on Form 8-K/A filed on November 12, 2014 and the Amendment to the Investor Letter Agreement dated as of May 18, 2015 by and between the Company and GSCP, filed as Exhibit 10.1 to our Current Report on Form 8-K filed on May 19, 2015.

Transfer of Equity Securities

Transfer Restrictions. Each Starbuck investor party to the respective investor letter agreements agreed that it will not transfer any shares of Banner common stock received as part of the consideration for the Merger to any person or group who, to the knowledge of such Starbuck investor, would beneficially own eight percent or more of the outstanding shares of Banner common stock following such transfer, other than certain transfers permitted under the Registration Rights Annex, described in the subsection entitled “Registration Rights” below, transfers effected pursuant to Rule 144 of the Securities Act or a transfer to a person not affiliated with such Starbuck investor who is acquiring majority control of Banner in a merger or similar business combination or a tender offer approved by the Banner board of directors.

In addition, each Starbuck investor agreed it would not, directly or indirectly, without Banner’s prior written consent:

•	acquire beneficial ownership of any shares of Banner common stock if the Starbuck investor would beneficially own a number of shares of Banner common stock and Banner non-voting common stock equal to 10% or more of the number of shares outstanding of Banner common stock;

•	make or in any way participate in any solicitation of proxies to vote or seek to advise or influence any person with respect to the voting of any voting securities of Banner;

•	form, join or participate in a “group” (as such term is defined under section 13(d)(3) of the Exchange Act) with respect to any Banner voting securities, other than with respect to an affiliate of the Starbuck investor; or

•	publicly disclose any intention, plan or arrangement prohibited by, or inconsistent with the three preceding bullet points;

provided, that such restrictions would not limit the activities of any Banner director taken in good faith solely in his or her capacity as a director of Banner or the right of such Starbuck investor to vote any voting securities of Banner with respect to any matter, and provided further that such Starbuck investor does not make any public announcement or communication with respect to the manner that such Starbuck investor intends to vote such securities, or publicly request Banner to amend or waive any of the obligations of this sentence.

The transfer restrictions described in this section will terminate with respect to each Starbuck investor and its permitted transferees on the earlier of the date such Starbuck investor and its permitted transferees beneficially own less than five percent of the outstanding shares of Banner common stock and Banner non-voting common stock (excluding the dilutive effect of any primary issuances of Banner common stock or Banner non-voting common stock) and the date of a material breach by Banner of any of its obligations in the applicable investor letter agreement. The foregoing transfer restrictions may be waived by Banner in writing with respect to any specific transfer.

Registration Rights

Shelf Registration Statement. Banner agreed to file, if eligible to file a Form S-3, a shelf registration statement under the Securities Act as promptly as practicable on or after the date that was 30 days after the closing of the Merger (the “Lockup Termination Date”), and in any event within 15 business days after the Lockup Termination Date, covering all of the shares of Banner common stock issuable upon conversion of the Banner non-voting common stock and shares of Banner common stock acquired pursuant to the merger agreement then held by a Starbuck holder party to (i) an investor letter agreement or (ii) to the Registration Rights Annex, which we refer to as the registrable securities, on Form S-3 to enable the resale of such registrable securities after the Lockup Termination Date on a delayed or continuous basis.

Upon request by a Starbuck investor, in the case of an unmarketed underwritten offering, or by a majority of the registrable securities in the case of a marketed underwritten offering, in each case pursuant to a shelf registration statement, Banner will cooperate with the holders of registrable securities to effect an underwritten offering as promptly as reasonably practical. However, Banner is not obligated to effect more than eight underwritten offerings, of which no more than three may be marketed underwritten offerings, subject to certain timing and offering size limitations.

Demand Registration. At any time after the date, if any, that Banner is not permitted to file or maintain a Form S-3 in connection with the shelf registration of the registrable securities, the holders of registrable securities representing at least a majority of the outstanding registrable securities have the right to request Banner to effect a registration statement under the Securities Act of registrable securities held by such stockholders to register the resale of such securities in an underwritten offering, subject to certain timing and offering size limitations, and to keep such registration statement current and effective for not less than 90 days.

Incidental Registration. If, at any time after the Lockup Termination Date, Banner proposes to register any of its securities under the Securities Act for sale to the public or to consummate an underwritten offering for the account of Banner or a holder of Banner common stock other than a holder of registrable securities, any holder of registrable securities has the right at each such time to include registrable securities held by it in the registation, subject to any underwriters’ customary cut back.

Distribution Black-Out Period. Subject to certain exceptions and limitations, if the registration and distribution of registrable securities would require the inclusion of certain financial statements related to certain business combinations, and such financial statements are not available to Banner for reasons beyond Banner’s control, or if the Banner board of directors in good faith determines that the registration and distribution of registrable securities would require disclosure of (i) non-public material information, the disclosure of which would be materially detrimental to Banner, or (ii) a contemplated bona fide material financing, acquisition, corporate reorganization or other similar material transaction or other material event or circumstance affecting Banner, the premature disclosure of which at such time would be materially detrimental to Banner or the holders of Banner common stock, Banner is entitled to postpone the filing or suspend the effectiveness of a registration statement and/or the use of any prospectus for a period of time not to exceed 60 days in succession, or 120 days in the aggregate in any one-year period, or three times in any one-year period. Banner will promptly give the holders of registrable securities written notice of such postponement or suspension (which notice need not specify the nature of the event giving rise to such suspension).

Registration Expenses. Banner will pay all registration expenses incurred by Banner in connection with each registration of securities pursuant to the above registration rights, including fees and disbursements of one counsel for the holders of registrable securities whose shares are included in a registration statement or underwritten offering, except for any underwriting discounts, fees and commissions of underwriters and transfer taxes and any expenses required by applicable law to be paid by a Selling Stockholder.

Limitations on Subsequent Registration Rights. Banner agreed that it will not, without the written consent of a majority of the holders of registrable securities, enter into any agreement with any holder of Banner common stock or other equity interests in Banner that is inconsistent with the terms of the Registration Rights Annex.

Termination. The registration rights described above terminate with respect to each Starbuck investor on the first date that such investor no longer holds any registrable securities under the terms of the applicable investor letter agreement.

Representation on Banner Board of Directors

At any time from and after the effective time of the Merger, at the written request of Oaktree or FFL, Banner will cause a representative designated by such Starbuck investor to be appointed or elected to the Banner board of directors, which representative is reasonably acceptable to the Banner board of directors, was not an officer or employee of SKBHC or its subsidiaries as of November 5, 2014, complies with Banner’s director qualifications and policies and is eligible to serve on the Banner board of directors pursuant to certain regulatory requirements. Such representative will also, at such Starbuck investor’s election, be appointed to the Banner Bank board of directors. From and after election and appointment of such representative, each time the applicable class of directors comes up for re-election, the Banner board of directors will nominate such representative (or other qualified representative designated by Oaktree or FFL) for election and recommend that the stockholders of Banner elect such representative to the Banner board of directors.

Banner’s obligations as described in this section will terminate with respect to Oaktree or FFL at the earlier of the time such Starbuck investor and its permitted transferees beneficially own less than five percent of the outstanding shares of Banner common stock and Banner non-voting common stock (excluding the dilutive effect of any primary issuances of Banner common stock or Banner non-voting common stock) and the date of a material breach by such Starbuck investor of any of its obligations in the applicable investor letter agreement.

Pursuant to this agreement, FFL has appointed Mr. Spencer Fleischer as its representative on our board of directors.

DESCRIPTION OF OUR CAPITAL STOCK

The following information summarizes certain features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, bylaws, and to applicable Washington law.

General

Banner’s authorized capital stock consists of:

•	50,000,000 shares of common stock, $0.01 par value per share;

•	5,000,000 shares of non-voting common stock, $0.01 par value per share; and

•	500,000 shares of preferred stock, $0.01 par value per share.

As of December 9, 2015, there were 32,823,123 shares of Banner common stock and 1,424,466 shares of Banner non-voting common stock issued and outstanding. No shares of Banner preferred stock are currently outstanding. Banner’s common stock is traded on NASDAQ under the symbol “BANR.”

Common Stock

Each share of Banner common stock has the same relative rights and is identical in all respects with each other share of Banner common stock. Banner common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.

Subject to any prior rights of the holders of any preferred or other stock of Banner then outstanding, holders of Banner common stock are entitled to receive such dividends as are declared by the board of directors of Banner out of funds legally available for dividends.

Except with respect to greater than 10% stockholders, full voting rights are vested in the holders of Banner common stock and each share is entitled to one vote. See “—Anti-Takeover Effects—Restrictions on Voting Rights.” Subject to any prior rights of the holders of any Banner preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of Banner, holders of shares of Banner common stock will be entitled to receive, pro rata, any assets distributable to stockholders in respect of shares held by them. Holders of shares of Banner common stock will not have any preemptive rights to subscribe for any additional securities which may be issued by Banner, nor do they have cumulative voting rights.

Non-voting Common Stock

Except with respect to voting, Banner common stock and Banner non-voting common stock have the same rights, preferences and privileges, share ratably in all assets of Banner upon its liquidation, dissolution or winding-up, are entitled to receive dividends in the same amount per share and at the same time when, as and if declared by the Banner board of directors, and are equal and identical in all other respects as to all other matters.

Holders of shares of non-voting common stock are generally not entitled to vote, except in certain cases. The Washington Business Corporation Act (“WBCA”) provides for certain voting rights and holders of shares of non-voting common stock also have the right to vote in certain circumstances relating to fundamental rights, such as on certain amendments to Banner’s articles of incorporation. Where holders of shares of Banner non-voting common stock are entitled to vote, each holder of Banner non-voting common stock has one vote in respect of each share of Banner non-voting common stock held of record solely on the matters as to which such shares are entitled to vote and subject to the rights and limitations specified by the WBCA.

In the event of any stock split, combination or other reclassification of shares of either the Banner common stock or the Banner non-voting common stock, holders of Banner common stock will receive only shares of Banner common stock in respect of their shares of Banner common stock and holders of Banner non-voting common stock will receive only shares of Banner non-voting common stock in respect of their shares of Banner non-voting common stock. In addition, the outstanding shares of the other class will be proportionately split, combined or reclassified in a similar manner.

The initial holder of Banner non-voting common stock is not permitted to transfer its shares except to an affiliate or in the case of certain permitted transfers that will result in the conversion of shares of Banner non-voting common stock to Banner common stock, including, among others, (i) transfers, to an underwriter or otherwise, as a part of widely distributed public offerings of Banner common stock and (ii) transfers, either in accordance with Rule 144 or in a private placement, in which no one party acquires more than two percent of the Banner common stock then outstanding.

Banner will at all times reserve and keep available out of its authorized but unissued shares of Banner common stock an amount sufficient to effect the conversion of all outstanding shares of Banner non-voting common stock into Banner common stock.

In the event of any merger, consolidation, reclassification or other transaction in which the shares of Banner common stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Banner non-voting common stock will have the same rights as Banner common stock to be exchanged or changed, as the case may be, as if it was converted into a share of Banner common stock immediately prior to such transaction.

Preferred Stock

Our Articles of Incorporation permit our board of directors to authorize the issuance of up to 500,000 shares of preferred stock, par value $0.01, in one or more series, at such time or times and for such consideration as the board of directors of Banner may determine, without stockholder action. The board of directors of Banner is expressly authorized at any time, and from time to time, to issue Banner preferred stock, with such voting and other powers, liquidation preferences and participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of Banner is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any voting rights. The ability of Banner’s board of directors to approve the issuance of preferred or other stock without stockholder approval could dilute the voting power or other rights or adversely affect the market value of our common stock and may make an acquisition by an unwanted suitor of a controlling interest in Banner more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of Banner.

Shares of preferred stock redeemed or acquired by Banner may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by Banner upon approval of its board of directors.

Anti-Takeover Effects

The provisions of our Articles of Incorporation, our Bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. Our Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, 5,000,000 shares of non-voting common stock and 500,000 shares of preferred stock. These shares of common stock and preferred stock provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Restrictions on Voting Rights. Our Articles of Incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of our equity security. Specifically, our Articles of Incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of our equity security without the prior approval by a two-thirds vote of our “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of our outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person is entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of our “Continuing Directors” and for our employee benefit plans. Under our Articles of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the Articles of Incorporation provide that a majority of our Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors. Our board of directors is divided into three classes, each of which contains approximately one-third of the members of the board of directors. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of stockholders to remove directors and that permit only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for stockholders to change the composition of the board of directors. As a result, at least two annual meetings of stockholders will be required for the stockholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of stockholders believe that such a change would be desirable.

Our Articles of Incorporation provide that the size of the board of directors is not less than five or more than 25 as set in accordance with the Bylaws. In accordance with the Bylaws, the number of directors is currently set at 17. The Articles of Incorporation provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, will be filled by a vote of two-thirds of the directors then in office and any director so chosen will hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires. The classified board of directors is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of incumbent members of the board of directors. The Articles of Incorporation further provide that a director may be removed from the board of directors prior to the expiration of his term only for cause and only upon the vote of the holders of 80% of the total votes eligible to be cast thereon. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire board of directors, but only with cause, and replace it with persons of such holders’ choice.

Cumulative Voting, Special Meetings and Action by Written Consent. Our Articles of Incorporation do not provide for cumulative voting for any purpose. Moreover, the Articles of Incorporation provide that special meetings of stockholders may be called only by our board of directors or by a committee of the board of directors. In addition, our Bylaws require that any action taken by written consent must receive the consent of all of the outstanding voting stock entitled to vote on the action taken.

Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Articles of Incorporation require the approval of the holders of (i) at least 80% of the outstanding shares entitled to vote thereon (and, if any class or series of shares is entitled to vote thereon separately, the approval of the holders of at least 80% of the outstanding shares of each such class or series) and (ii) at least a majority of the outstanding shares entitled to vote thereon, not including shares deemed beneficially owned by a “Related Person,” for certain “Business Combinations” involving a Related Person, except in cases where the proposed transaction has been approved in advance by two-thirds of those members of Banner’s board of directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term “Related Person” is defined to include any individual, corporation, partnership or other entity (other than tax-qualified benefit plans of Banner) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of Banner or an affiliate of such person or entity. The term “Business Combination” is defined to include: (i) any merger or consolidation of Banner with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Banner to a Related Person; (iii) any merger or consolidation of a Related Person with or into Banner or a subsidiary of Banner; (iv) any sale, lease, exchange, transfer or other disposition of certain assets of a Related Person to Banner or a subsidiary of Banner; (v) the issuance of any securities of Banner or a subsidiary of Banner to a Related Person; (vi) the acquisition by Banner or a subsidiary of Banner of any securities of a Related Person; (vii) any reclassification of common stock of Banner or any recapitalization involving the common stock of Banner; or (viii) any agreement or other arrangement providing for any of the foregoing.

Washington law imposes restrictions on certain transactions between a corporation and certain significant stockholders. Chapter 23B.19 of the WCBA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a stockholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a stockholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or stockholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Amendment of Articles of Incorporation and Bylaws. Amendments to our Articles of Incorporation must be approved by our board of directors by a majority vote of the board of directors and by our stockholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 80% of votes entitled to be cast by each separate voting group entitled to vote thereon (after giving effect to the provision limiting voting rights, if applicable) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to the removal of directors, stockholder nominations and proposals, the approval of certain business combinations, calling special meetings, director and officer indemnification by us and amendment of our Bylaws and Articles of Incorporation. Our Bylaws may be amended by a majority vote of our board of directors, or by a vote of 80% of the total votes entitled to vote generally in the election of directors at a duly constituted meeting of stockholders.

Stockholder Nominations and Proposals. Our Articles of Incorporation generally require a stockholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a stockholder meeting to give not less than 30 nor more than 60 days’ advance notice to the Secretary of Banner. The notice provision requires a stockholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing stockholder.

The cumulative effect of the restrictions on a potential acquisition of us that are contained in our Articles of Incorporation and Bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain stockholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We maintain credit facilities with the Federal Home Loan Bank of Des Moines (“FHLB-Des Moines”), which at September 30, 2015 provide for advances that in the aggregate may equal the lesser of 35% of Banner Bank’s assets or adjusted qualifying collateral (subject to a sufficient level of ownership of FHLB stock), up to a total possible credit line of $1.1 billion, and 35% of Islanders Bank’s assets or adjusted qualifying collateral, up to a total possible credit line of $27 million. Advances under these credit facilities (excluding fair value adjustments) totaled $16.4 million at September 30, 2015. As a result of the Merger, at September 30, 2015 on a pro forma basis, we would have had up to a total possible credit line of $2.5 billion and advances under the credit facilities (excluding fair value adjustments) totaling $235.4 million.

In addition, Banner Bank has been approved for participation in the FRBSF’s Borrower-In-Custody (BIC) program. Under this program Banner Bank had available lines of credit of approximately $710 million as of September 30, 2015, and $811 million as of September 30, 2015 on a pro forma basis, subject to certain collateral requirements, namely the collateral type and risk rating of eligible pledged loans. We had no funds borrowed from the FRBSF at September 30, 2015, September 30, 2015 on a pro forma basis or December 31, 2014.

At September 30, 2015, six wholly-owned subsidiary grantor trusts, Banner Capital Trust II, III, IV, V, VI and VII (collectively, the “Trusts”), established by us had issued $120 million of trust preferred securities to third parties, as well as $3.7 million of common capital securities, carried among other assets, which were issued to us. In addition, we acquired Siuslaw Statutory Trust I on March 6, 2015, through the acquisition of Siuslaw. Siuslaw Statutory Trust I had issued $8 million of trust preferred securities to third parties, as well as $248,000 of common capital securities, which were issued to Siuslaw and now owned by us. Trust preferred securities and common capital securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The Trusts used the proceeds from the offerings to purchase a like amount of our junior subordinated debentures (the “Debentures”). The Debentures are the sole assets of the Trusts. Our obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the Trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. We have the right to redeem the Debentures in whole on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. All of the trust preferred securities issued by the Trusts qualified as Tier 1 capital as of December 31, 2014 and September 30, 2015, under guidance issued by the Federal Reserve Board. At December 31, 2014, the Trusts comprised $74.3 million, or 10.9% of our total risk-based capital. At September 30, 2015, the Trusts comprised $81.2 million, or 10.3%, of our total-risk based capital, and at September 30, 2015 on a pro forma basis comprised $89.2 million or 8.7%.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock, including shares issued upon exercise of options, in the public market, or the anticipation of such sales or the perception that such sales may occur, could adversely affect the market price of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

As of December 9, 2015, we have a total of 32,823,123 shares of common stock and 1,424,466 shares of non-voting common stock issued and outstanding.

Sales of Restricted Shares

Upon completion of this offering, we will have 32,823,123 shares of common stock outstanding. Of these 32,823,123 shares,                  shares, or                  shares if the underwriters exercise their option to purchase additional shares in full, will be freely transferable without restriction or registration under the Securities Act, as amended, after this offering, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares, or                  shares if the underwriters exercise their option to purchase additional shares in full, of common stock outstanding are “restricted securities” as defined in Rule 144. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144.

We also have 1,424,466 shares of Banner non-voting common stock outstanding. Upon a permitted transfer, these non-voting shares will convert into Banner common stock. Permitted transfers include, among others, (i) transfers as a part of a widely distributed public offering of Banner common stock and (ii) transfers, either in accordance with Rule 144 or in a private placement, in which no one party acquires more than two percent of the Banner common stock then outstanding. After this offering, the                  shares of non-voting common stock will be restricted securities as defined in Rule 144.

Lock-Up Agreements

We and the Selling Stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 75 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Keefe, Bruyette & Woods, Inc. See “Underwriting—No Sales of Similar Securities.”

Registration Rights

Pursuant to the Registration Rights Annex, the Selling Stockholders and certain other stockholders have rights, subject to certain conditions, to require us to include their shares in registration statements that we may file for ourselves or other existing stockholders, and the Selling Stockholders and certain other stockholders have customary demand and shelf registration rights. This registration statement has been filed pursuant to the exercise by the Selling Stockholders of their demand registration rights described above. See “Certain Relationships and Related Party Transactions—Investor Letter Agreements—Registration Rights.”

Rule 144

In general, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume of the common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who acquired shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of our initial public offering, or who acquired shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, the sale may be made without compliance with the holding period or current public information requirements contained in Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

CERTAIN MATERIAL U.S. TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. For purposes of this discussion, a “Non-U.S. Holder” means:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a person that is otherwise not subject to U.S. federal income tax on a net income basis in respect of such common stock.

This discussion deals only with common stock held as capital assets by Non-U.S. Holders who purchased common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including (but not limited to) persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, hold more than 5% of our common stock, certain former citizens or residents of the United States, are a “controlled foreign corporation,” a “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes, or are otherwise subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address the applicability of the alternative minimum tax or the Medicare tax on net investment income, or any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

Dividends

As discussed in “Dividend Policy,” we expect to continue to pay quarterly cash dividends on our common stock, although there can be no assurance that we will pay dividends on our common stock in the future or of the amounts of any such dividends. When we make a distribution of cash or property with respect to our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payers will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

•	you have furnished to us or such other payer an applicable, valid Internal Revenue Service (“IRS”) Form W-8 or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary, and

•	in the case of actual or constructive dividends, if required by the Foreign Account Tax Compliance Act (“FATCA”) or any intergovernmental agreement enacted pursuant to that law, you or any entity through which you receive such dividends, if required, have provided the withholding agent with certain information with respect to your or the entity’s direct and indirect U.S. owners, and if you hold the common stock through a foreign financial institution, such institution has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution or entity) and you have provided any required information to such institution.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

Dividends that are “effectively connected” with your conduct of a trade or business within the United States will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. We and other payers generally are not required to withhold tax from “effectively connected” dividends, provided that you have furnished to us or another payer a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your trade or business in the United States (as discussed under “—Dividends” above),

•	in the case of an individual who holds the common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met, or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the disposition, more than 5% of our common stock.

In the case of the sale or disposition of common stock on or after January 1, 2019, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point under “—Dividends” above are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in our common stock and the potential for a refund or credit in the case of any withholding tax.

We believe that we have not been within the past five years, are not, and we do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required.

Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You may be subject to backup withholding for dividends paid to you unless you certify under penalty of perjury that you are a Non-U.S. Holder or otherwise establish an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Keefe, Bruyette & Woods, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the Selling Stockholders and the underwriters, the Selling Stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the Selling Stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the Selling Stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the Selling Stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the Selling Stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Option to Purchase Additional Shares

                 have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the Selling Stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 75 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Keefe, Bruyette & Woods, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Select Market Listing

The shares are listed on NASDAQ under the symbol “BANR.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Goldman, Sachs & Co. and/or its affiliates will receive more than 5% of the net proceeds of this offering. Accordingly, Goldman, Sachs & Co. will be deemed to have a “conflict of interest” with us within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. Therefore, this offering will be conducted in accordance with Rule 5121. No sales of the shares will be made to a discretionary account over which Goldman, Sachs & Co. exercises discretion without the prior specific written approval of the account holder.

European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

(a)	The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

(b)	Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Davis Wright Tremaine LLP and other certain legal matters will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters relating to the offerings pursuant to this prospectus will be passed upon for the underwriters by Freshfields Bruckhaus Deringer US LLP.

EXPERTS

Banner Corporation

The consolidated financial statements of Banner Corporation, as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, and the effectiveness of internal control over financial reporting of Banner Corporation as of December 31, 2014 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SKBHC Holdings, LLC

The consolidated financial statements of SKBHC as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, incorporated in this prospectus by reference from Banner’s Current Report on Form 8-K/A dated December 11, 2015, have been audited by Moss Adams LLP, independent auditors, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of the registration statement on Form S-1 we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. A copy of the registration statement, including the exhibits and schedules thereto, as well as our other SEC filings, are available to the public over the internet at the SEC’s website at http://www.sec.gov, and may also be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to another document we filed with the SEC. The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference.

We incorporate by reference, as of their respective dates of filing, the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 16, 2015;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, filed with the SEC on May 8, 2015, August 7, 2015 and November 6, 2015, respectively;

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 24, 2015;

•	our Current Reports on Form 8-K filed with the SEC on February 13, 2015, March 9, 2015, March 18, 2015, March 25, 2015 (two reports), April 22, 2015, May 19, 2015, September 10, 2015, October 2, 2015, and December 11, 2015; and

•	the description of Banner’s common stock, $0.01 par value per share, contained in Banner’s Registration Statement on Form 8-A filed on August 8, 1995, and all amendments or reports filed for the purpose of updating such description.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide each person to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus upon written or oral request at no cost to the requester. Requests should be directed to Banner Corporation, 10 South First Avenue, Walla Walla, Washington, 99362, Attention: Albert H. Marshall, Senior Vice President and Corporate Secretary, or by telephoning us at (509) 527-3636. Our website is located at www.bannerbank.com. The reference to the website is an inactive textual reference only and the information contained on our website is not a part of this prospectus.

             Shares

Banner Corporation

Common Stock

Prospectus

BofA Merrill Lynch

Goldman, Sachs & Co.

Keefe, Bruyette & Woods, Inc.

                        A Stifel Company

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses payable by the registrant in connection with the distribution of our common stock. All amounts shown are estimates except the SEC registration fee, the FINRA fee and the stock exchange listing fee.

SEC registration fee		$10,070
FINRA filing fee		$15,500
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

The registrant, Banner Corporation, is organized under the Washington Business Corporation Act (the “WBCA”) which, in general, permits Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against reasonable expenses, including attorneys’ fees, judgments, amounts paid in settlements, penalties and fines incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its stockholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

The WBCA also permits Washington corporations to provide similar indemnity to such a person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its stockholders, unless the person was adjudged liable to the corporation. Such indemnification is limited to reasonable expenses incurred in connection with the proceedings.

Under the WBCA, indemnification is mandatory if a director is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation. Such indemnification covers reasonable expenses incurred (including attorneys’ fees) by the director in connection with the proceeding. An officer is also entitled to such mandatory indemnification unless the corporation’s articles of incorporation provide otherwise. Banner Corporation’s articles do not provide otherwise.

If authorized by the articles of incorporation of a Washington corporation or by its stockholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 8.31 (related to certain unlawful dividends or other distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled. Banner Corporation’s articles contain a provision limiting directors’ liability as described in this paragraph.

In addition to the indemnifications described in this Item, a court may order indemnification upon a showing by a director that he or she is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

The WBCA further permits Washington corporations to limit in its articles of incorporation the personal liability of directors to the corporation or its stockholders for monetary damages for conduct as a director, including for breach of fiduciary duty. However, the WBCA does not eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 8.31; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

The proposed form of Underwriting Agreement to be filed by amendment as Exhibit 1.1 to this registration statement will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we issued the following securities:

13,230,000 shares of common stock and non-voting common stock as partial consideration for the Merger. The issuance of such shares upon closing of the Merger was a private transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statements Schedules.

(a) Exhibits: The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

(e) The Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The Registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walla Walla, State of Washington, on the day of December 10, 2015.

BANNER CORPORATION

By:	/s/ Lloyd W. Baker

Name: Lloyd W. Baker
Title: Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Banner Corporation, hereby severally and individually constitute and appoint Mark J. Grescovich and Lloyd W. Baker, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments (including post-effective amendments) to this registration statement and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Mark J. Grescovich Mark J. Grescovich President, Chief Executive Officer and Director (Principal Executive Officer) Date: December 10, 2015	/s/ Lloyd W. Baker Lloyd W. Baker Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) Date: December 10, 2015

/s/ Robert D. Adams Robert D. Adams Director Date: December 10, 2015	/s/ Connie R. Collingsworth Connie R. Collingsworth Director Date: December 10, 2015

/s/ Jesse G. Foster Jesse G. Foster Director Date: December 10, 2015	/s/ Gary Sirmon Gary Sirmon Director Date: December 10, 2015

/s/ D. Michael Jones D. Michael Jones Director Date: December 10, 2015	/s/ Brent A. Orrico Brent A. Orrico Director Date: December 10, 2015

/s/ Gordon E. Budke Gordon E. Budke Director Date: December 10, 2015	/s/ Michael M. Smith Michael M. Smith Director Date: December 10, 2015

/s/ David A. Klaue David A. Klaue Director Date: December 10, 2015	/s/ Constance H. Kravas Constance H. Kravas Director Date: December 10, 2015

/s/ John R. Layman John R. Layman Director Date: December 10, 2015	/s/ Michael J. Gillfillan Michael J. Gillfillan Director Date: December 10, 2015

/s/ Spencer Fleischer Spencer Fleischer Director Date: December 10, 2015

EXHIBIT INDEX

Exhibit

1.1**	Form of Underwriting Agreement

2.1(a)	Agreement and Plan of Merger, dated as of November 5, 2014, by and among Banner Corporation, SKBHC Holdings LLC and Starbuck Bancshares, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 12, 2014 (File No. 000-26584)).

2.1(b)	Amendment, dated as of May 18, 2015, to the Agreement and Plan of Merger, dated as of November 5, 2014, by and among Banner Corporation, SKBHC Holdings LLC and Starbuck Bancshares, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on May 19, 2015 (File No. 000-26584)).

2.1(c)	Amendment No. 2, dated July 13, 2015, to the Agreement and Plan of Merger, dated as of November 5, 2014, by and among Banner Corporation, SKBHC Holdings LLC, Starbuck Bancshares, Inc., Banner Corporation, and Elements Merger Sub, LLC (incorporated herein by reference to Exhibit 2.1(c) to the Quarterly Report on Form 10-Q filed on November 6, 2015 (File No. 000-26584)).

3.1(a)	Amended and Restated Articles of Incorporation of Banner Corporation (incorporated by reference to Exhibit 3.1(b) to the Current Report on Form 8-K filed on April 29, 2010 (File No. 000-26584)).

3.1(b)	Articles of Amendment to Amended and Restated Articles of Incorporation of Banner Corporation (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 1, 2011 (File No. 000-26584)).

3.1(c)	Articles of Amendment to Amended and Restated Articles of Incorporation of Banner Corporation (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on March 18, 2015 (File No. 000-26584)).

3.2	Bylaws of Banner Corporation (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on April 1, 2011 (File No. 000-26584)).

4.2	Warrant to purchase shares of Banner Corporation’s common stock dated November 21, 2008 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on November 24, 2008 (File No. 000-26584)).

5.1*	Opinion of Davis Wright Tremaine LLP

10.1+	Executive Salary Continuation Agreement with Gary L. Sirmon (incorporated herein by reference to Exhibit 10{b} to the Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (File No. 000-26584)).

10.2+	Amended and Restated Employment Agreement, with Mark J. Grescovich (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 4, 2013 (File No. 000-26584)).

10.3+	1996 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 dated August 26, 1996 (File No. 333-10819)).

10.4+	Supplemental Retirement Plan as Amended with Jesse G. Foster (incorporated herein by reference to Exhibit 10{j} to the Annual Report on Form 10-K for the fiscal year ended March 31, 1997 (File No. 000-26584)).

10.5+	Supplemental Executive Retirement Program Agreement with D. Michael Jones (incorporated herein by reference to Exhibit 10{m} to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 000-26584)).

Exhibit

10.6+	Form of Supplemental Executive Retirement Program Agreement with Gary Sirmon, Michael K. Larsen, Lloyd W. Baker, Cynthia D. Purcell and Richard B. Barton (incorporated herein by reference to Exhibit 10{p} to the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Exhibit 10.3 to the Current Report on Form 8-K filed on May 6, 2008 (File No. 000-26584)) .

10.7+	1998 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 dated February 2, 1999 (File No. 333-71625)).

10.8+	2001 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 dated August 8, 2001 (File No. 333-67168)).

10.9+	Form of Employment Contract entered into with Lloyd W. Baker, Cynthia D. Purcell, Richard B. Barton and Douglas M. Bennett (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 25, 2014 (File No. 000-26584)).

10.10+	2004 Executive Officer and Director Stock Account Deferred Compensation Plan (incorporated herein by reference to Exhibit 10{r} to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 000-26584)).

10.11+	2004 Executive Officer and Director Investment Account Deferred Compensation Plan (incorporated herein by reference to Exhibit 10{s} to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 000-26584)).

10.12+	Long-Term Incentive Plan and Form of Repricing Agreement (incorporated herein by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed on May 6, 2008 (File No. 000-26584)).

10.13+	2005 Executive Officer and Director Stock Account Deferred Compensation Plan (incorporated herein by reference to Exhibit 10{s} to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 000-26584)).

10.14+	Form of Indemnification Agreement with each of Banner Corporation’s Directors (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 29, 2010 (File No. 000-26584)).

10.15+	2012 Restricted Stock and Incentive Bonus Plan (incorporated herein by reference to Appendix B to Banner Corporation’s Definitive Proxy Statement on Schedule 14A filed on March 19, 2013 (File No. 000-26584)).

10.16+	Form of Performance-Based Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 4, 2013 (File No. 000-26584)).

10.17+	Form of Time-Based Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 4, 2013 (File No. 000-26584)).

10.18+	2014 Omnibus Incentive Plan (incorporated herein by reference as Appendix C to Banner Corporation’s Definitive Proxy Statement on Schedule 14A filed on March 24, 2014 (File No. 000-26584)) and amendments (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 25, 2015 (File No. 000-26584)).

10.19+	Forms of Equity-Based Award Agreements: Incentive Stock Option Award Agreement, Non-Qualified Stock Option Award Agreement, Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement, Stock Appreciation Right Award Agreement, and Performance Unit Award Agreement (incorporated herein by reference to Exhibits 10.2 - 10.7 to the Registration Statement on Form S-8 dated May 9, 2014 (File No. 333-195835)).

10.20+	Employment Agreement entered into with Johan Mehlum (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-4 dated October 8, 2014 (File No. 333-199211)).

Exhibit

10.21+	Employment Agreement entered into with Lonnie Iholts (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-4 dated October 8, 2014 (File No. 333-199211)).

10.22	Investor Letter Agreement dated as of November 5, 2014 by and between Banner Corporation, and Oaktree Principal Fund V (Delaware), L.P. and certain of its affiliates (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed on November 12, 2014 (File No. 000-26584)).

10.23	Investor Letter Agreement dated as of November 5, 2014 by and between Banner Corporation, and Friedman Fleischer and Lowe Capital Partners III, L.P. and certain of its affiliates (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed on November 12, 2014 (File No. 000-26584)).

10.24	Investor Letter Agreement dated as of November 5, 2014 by and between Banner Corporation, and GS Capital Partners VI Fund, L.P. and certain of its affiliates (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed on November 12, 2014 (File No. 000-26584)).

10.25	Amendment to Investor Letter Agreement dated as of May 18, 2015 by and between Banner Corporation, and GS Capital Partners VI Fund, L.P. and certain of its affiliates (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 19, 2015 (File No. 000-26584)).

21.1*	List of subsidiaries of Banner Corporation.

23.1*	Consent of Moss Adams LLP with respect to Banner Corporation’s consolidated financial statements.

23.2*	Consent of Moss Adams LLP with respect to SKBHC Holdings LLC’s consolidated financial statements.

23.3*	Consent of Davis Wright Tremaine (included in opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included as part of signature page).

*	Filed herewith.
**	To be filed by amendment.
+	Indicates management contract or compensatory plan or arrangement.